82-5056



Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1732
FACSIMILE: (416) 304-0240
albaum_law@hotmail.com



April 1, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: Alive International Inc. (the "Corporation")
Your File Number 82-5056

We enclose on behalf of the Corporation the following documents:

1. Press Release dated March 26, 2001
2. Press Release dated May 22, 2001
3. Press Release dated August 27, 2002
4. Press Release dated January 15, 2003
5. Press Release dated April 1, 2003
6. Consolidated Financial Statements for the years ended December 31, 2000 and 1999
7. Interim Financial Statements for the three months ended March 31, 2001
8. Interim Financial Statements for the six months ended June 30, 2001
9. Interim Financial Statements for the nine months ended September 30, 2001
10. Consolidated Financial Statements for the years ended December 31, 2001 and 2000
11. Interim Financial Statements for the three months ended March 31, 2002
12. Interim Financial Statements for the six months ended June 30, 2002
13. Interim Financial Statements for the nine months ended September 30, 2002
14. Form 51-901F dated May 14, 2002
15. Form 51-901F dated August 22, 2002
16. Form 51-901F dated November 26, 2002
17. Notice of Annual and Special Meeting of Shareholders dated June 8 2001
18. Management Information Circular dated June 8, 2001
19. Form of Proxy
20. Material Change Report dated August 27, 2002

Yours very truly,
ALBAUM & ASSOCIATES



Lorne H. Albaum

/dja

dw 4/22

82-5056

Press Release

ALIVE INTERNATIONAL INC. March 26, 2001
Toronto, Ontario
Issued and Outstanding – 7,511,510 common shares SEC 12g3-2(b) Exemption #82-5056

Resignation Of Dr. Corey Gold, President Of Alive International Inc.

TORONTO, ONTARIO — Alive International Inc. ("Alive"/the "Company") announces the resignation of Dr. Corey Gold as the President of Alive, effective March 9, 2001. Since his appointment as President of Alive in 2000, Dr. Gold has made a valuable contribution in the restructuring and reorganization of the Company. He is leaving Alive to pursue other opportunities.

The Company wishes Dr. Gold well in his future endeavors. Mr. Charles Kutner, Chairman and CEO will assume his responsibilities.

Alive International Inc. develops and markets high quality nutritional, personal care and weight-management products that are sold directly to customers and distributors throughout the United States and Canada. More information on Alive can be found at http://www.aliveinternational.com.

For further information, contact:

Contact: Charles Kutner, CEO
Phone: (818) 879-0773
Email: ckutner@aliveinternational.com

-30-

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this release.

Press Release

ALIVE INTERNATIONAL INC. May 22, 2001
Toronto, Ontario
Issued and Outstanding – 7,536,610 common shares SEC 12g3-2(b) Exemption #82-5056

Alive International Inc. Announces Asset Sale Agreement

TORONTO, ONTARIO — Alive International Inc. ("Alive"/the "Company") announced today that is has entered into an arm's length agreement for the sale of substantially all of the assets of the Company to ForMor Inc., of Conway, Arkansas. The Company has set July 9, 2001 as the date for a Special Meeting of Shareholders for the purpose of seeking shareholder approval to this transaction. The sale is scheduled to close shortly after shareholder approval is obtained.

Under the terms of the agreement, Alive will sell, substantially all of the assets of the Company, effective as of June 1, 2001, for a consideration of approximately US$175,000, in cash, subject to final adjustment. The assets consist of (i) the inventory located in Toronto and California; (ii) all office furnishings and office equipment and related computer equipment and software held by the Company in Toronto; (iii) all rights and obligations under Alive's existing lease in Toronto, and (iv) all intellectual property rights held by the Company. Pending shareholder approval of the transaction, ForMor will operate the business of Alive.

In announcing the transaction and the meeting, Charles Kutner, President of Alive stated that the asset sale, in exchange for cash, represented the best opportunity to provide future value to the Company's shareholders, given the difficult capital markets faced by the Company and the weakness in the multilevel marketing industry in the United States. Mr. Kutner will continue to serve as the Company's president and will supervise the analysis of the Company's financial position and implementation of subsequent action plan in order to maximize shareholder value. "We are committed to actively pursue strategic alternatives that would provide the shareholders of the Company with better growth potential."

Completion of the transaction is subject to a number of conditions, including but not limited to, the acceptance of the Canadian Venture Exchange and shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the asset sale transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Alive International Inc. should be considered highly speculative.

A material change report of Alive to be filed in connection with the matters referred to in this press release may be filed less than 21 days prior to the closing of the transaction.

For further information, contact:

Contact: Charles Kutner, CEO
Phone: (818) 879-0773
Email: ckutner@aliveinternational.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this release.

82-5056

Press Release

ALIVE INTERNATIONAL INC. August 27, 2002
Toronto, Ontario
Issued and Outstanding – 7,536,610 common shares SEC 12g3-2(b) Exemption #82-5056

Alive International Inc. Announces Appointment of New President

Alive International Inc. ("Alive") (YAI – TSX Venture) announced today the appointment of John Cerenzia as a Director of Alive upon the resignation of Charles Kutner, due to personal reasons. Mr. Cerenzia was also appointed the President of the company effective immediately. Mr. Cerenzia was a Senior Systems Analyst with the Ontario Provincial Government. Mr. Cerenzia has experience with small capitalization companies and junior resource issuers. Mr. Cerenzia is also a director of Helix Ventures Inc., an oil and gas development and exploration company with properties in Alberta and Saskatchewan.

For further information, contact:

Contact: John Cerenzia, President
Phone: (416) 527-8666

-30-

Press Release

ALIVE INTERNATIONAL INC. January 15, 2003
Toronto, Ontario
Issued and Outstanding – 7,536,610 common shares SEC 12g3-2(b) Exemption #82-5056

Alive International Inc. Announces Letters of Intent with PGM Ventures Corporation and Renaissance Corporation Pty Ltd.

TORONTO, ONTARIO — Alive International Inc. (TSX Venture – YAI.T) ("Alive") is pleased to announce today that it has entered into an arm's length Letter of Intent with PGM Ventures Corporation (TSX Venture – YPG) ("PGM") to acquire its interest in the Simberi Gold Project located 500 kms ENE of the Papua New Guinea mainland and 75kms NW of Rio Tinto's 650,000 oz/year Lihir gold mine, through a reverse takeover transaction.

The proposed transaction is part of Alive's corporate strategy to improve the company's access to capital markets and better position the company for long-term growth

PGM has exercised its option to acquire a direct 25% interest in the Simberi gold project and has the right to acquire an ultimate 51-85% interest upon incurring certain expenditures, in what is already a 1.5M-ounce deposit. The project was fully permitted in 1999 and only minor updating relating to current rules and regulations is anticipated. A feasibility study has also been completed by Lycopodium, a leading Australian engineering firm which will also need to be updated, mainly to reflect the effect of inflation and changes in exchange rates.

The Simberi mining project currently consists of nine surface oxide gold deposits in close proximity to each other, each of which are underlain by much higher grade refractory sulfide deposits. Management of PGM believes that: (i) there is good potential for expanding the surface oxide resources and (ii) refractory sulfide ore and/or concentrates could be barged to the nearby Lihir gold facility for processing.

PGM Ventures Corporation is engaged in the business of exploring for, and developing gold, silver, platinum group metals ("PGMs") and base metals mining projects, currently focusing its efforts on properties located in northern Ontario. Its exploration program is focused on the delineation of PGMs within the Thierry Mine property in northern Ontario. As the Thierry Mine property consists of substantial land positions, the possibility of finding other minerals of interest exists.

Alive also announced that is has signed a letter of intent to acquire Renaissance Corporation Pty. Ltd. ("Renaissance"), a privately held company.

Renaissance has its registered office in Queensland, Australia. Renaissance the beneficial owner of three mineral exploration properties, known as the Zanthus, Tarrawarra and Mt. Elephant projects, located in Western Australia

The Zanthus project is located in the Dundas Mineral Field in the southeastern part of Western Australia, while the Tarrawarra and Mt. Elephant projects are located in the Ashburton Mineral Field in the northwestern part of the State. The Zanthus project comprises one Exploration

Licence within which previous exploration has been successful in identifying a substantial deposit of lignite (i.e. coal).

The Tarrawarra project comprises two non-contiguous Exploration Licences which are considered prospective to host epithermal silver, Irish Style lead-zinc, SEDEX, MVT and Carlin type mineralisation. Previous exploration on the project has been successful in identifying zones containing anomalous silver and base mineralisation. Mineralisation identified to date is associated with sub-gossanous and/or manganiferous surface material, the distribution of which parallels the Giralia Fault which is a major extensional growth fault. The Mt. Elephant project comprises two contiguous Exploration Licences that are considered prospective to host gold and base metal mineralisation. Previous exploration on the project area has been successful in locating mineralisation at the Mt. Elephant gossan, and the Green Elephant and East Elephant prospects. The Mt. Elephant gossan crops out as linear ridge 500 metres long and up to 15 metres wide. Rock chip sampling of the gossan has returned results including 29 g/t gold and +10% copper. At the Green Elephant and East Elephant prospects, soil and rock chip sampling have returned results of 848 ppb gold and 4.58% copper.

Terms of the Transactions

Under the terms of the proposed transactions, Alive has agreed to issue approximately 38,000,000 common shares to PGM and 16,000,000 to the shareholders of Renaissance. Under the proposed terms of the transactions, PGM will hold approximately 60% of the outstanding shares of Alive, the shareholders of Renaissance will hold approximately 25% of the shares in Alive and the shareholders of Alive will hold the remaining 12%.

The other terms of the proposed transaction, which is not conditional upon financing to be raised, include: (i) authorizing the change of name of Alive; (ii) the continuance of Alive under the laws of the Yukon Territory; (iii) satisfactory due diligence; and (iv) no material adverse change (financial or otherwise) in the business and affairs of Alive and Renaissance.

Directors and Officers of Resulting Company

It is proposed that following approval of the transactions, in addition to others, the following individuals will become officers and directors of the resulting company.

Peter M. Miller - Chief Executive Officer, President and Director.
Peter Miller began his business career as a mine geologist at Libanon gold mine on South Africa's West Rand. This was followed by exploration activities in the NW Cape. After completing an MBA in 1974 at the University of the Witwatersrand, Peter spent 10 years with leading South African brokerage firms, where he was regularly voted top mining analyst by the country's investment institutions. He was also a founder member and director of MasterBore, which grew to be South Africa's second largest drilling company over a five year period. In 1985, Peter was appointed senior mining analyst in London by Shearson Lehman Brothers and later Yorkton Securities, and was active in corporate finance activities for both companies. In

1996, he joined KWG Resources as the company's new president. In 1997, he was appointed chairman of Icelandic Gold Corporation, the predecessor company to PGM Ventures Corporation.

Norman Brewster - Vice-President, Secretary and Director.
Norman has 30 years experience in the mining industry, predominately in international exploration, covering all facets of the exploration industry. Norman graduated from Acadia University in Nova Scotia in 1969 with a B.Sc. in geology followed by a 1971 B.Ed. degree. During his schooling, Norm gained experience as a geologist with the Nova Scotia and New Brunswick governments as well as various international assignments for A.C.A. Howe International. Upon graduation he went to work full time with A.C.A. Howe International in Canada, becoming a partner of this international mining consulting firm. Norman left Howe in 1983 and started his own consulting company Minroc Management Ltd. Norman has been self-employed since 1983 and has gained geological and management experience operating throughout North America, the Caribbean, South America, Africa, Europe and Russia. Norman joined the Board of PGM's predecessor company in 1996 and presently serves as Vice President, Secretary, and C.F.O.

John A. Cerenzia - Director
John is currently the President of the Alive. He was a Senior Systems Analyst with the Ontario Provincial Government. Mr. Cerenzia has experience with small capitalization companies and junior resource issuers. Mr. Cerenzia is also a director of Helix Ventures Inc., an oil and gas development and exploration company with properties in Alberta and Saskatchewan.

The transactions were negotiated at arm's length with no relationship existing between Alive and its insiders on the one hand and PGM and Renaissance, respectively, and their insiders on the other, prior to the execution of the Letters of Intent.

It is anticipated that a Special Meeting for Alive shareholders to consider the proposed reverse takeover and other related resolutions would be held in spring 2003. The record date for Alive shareholders to vote at the Special Meeting, called for the purpose of approving the proposed transaction, will be set at a later date.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the contents of this press release.

Due to the announcement of the proposed reverse takeover transaction, the shares of the company will be halted by the TSX Venture Exchange pending receipt and approval by the TSX Venture Exchange of all required filing and documentation.

Completion of the transaction is subject to a number of conditions including, but not limited to, regulatory approvals, including the approval of the TSX Venture Exchange and execution of definitive documentation following completion of the due diligence reviews. These transactions cannot close until the required shareholder approval is obtained.

There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned, that, except as disclosed in the management information circular to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon. Trading in the securities of Alive should be considered highly speculative.

Tory, Ryan & Co. Inc. will receive a finder's fee in connection with the proposed transaction relating to PGM in accordance with the rules of The TSX Venture Exchange.

For further information, contact:

Contact: John A. Cerenzia, President
Phone: (416) 527-8666
Email: tuneman@rogers.com

-30-

The TSX Venture Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this release.

82-5056

Press Release

ALIVE INTERNATIONAL INC. April 1, 2003
Toronto, Ontario
Issued and Outstanding – 7,548,110 common shares SEC 12g3-2(b) Exemption #82-5056

ALIVE INTERNATIONAL ANNOUNCES CLOSING OF PRIVATE PLACEMENT

TORONTO, ONTARIO – Alive International Inc. (YAI.T-TSX Venture), announced today the closing of a private placement whereby the company sold 6,703,721 common shares at a price of US$0.10 per share for aggregate proceeds of US$670,372.10. These transactions are subject to the approval of the TSX Venture Exchange.

The company has now entered into a binding agreement with PGM Ventures Corporation PGM – TSX Venture) to acquire its interest in the Simberi Gold Project located 500 kms ENE of the Papua New Guinea mainland and 75kms NW of Rio Tinto's 650,000 oz/year Lihir gold mine, through a reverse takeover transaction.

PGM has exercised its option to acquire a direct 25% interest in the Simberi gold project and has the right to acquire an ultimate 51-85% interest upon incurring certain expenditures, in what is already a 1.5M-ounce deposit.

The company will use the proceeds from the private placement to reimburse PGM Ventures Corporation to secure the ongoing option interest in the proposed Simberi gold project and for additional option payments for Simberi Gold Project. In addition, a portion of the funds will be used for general working capital purposes.

For further information, contact:

Contact: John Cerenzia, President
Phone: (416) 527-8666

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82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
(UNAUDITED)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
	$	$
SALES	**499,214**	652,683
COST OF SALES	**81,115**	100,672
GROSS PROFIT	**418,099**	552,011
EXPENSES		
Administrative	**265,004**	253,249
Selling	**210,568**	246,221
Financial	**15,930**	18,747
Amortization of Capital Assets	**16,247**	5,612
Amortization of Goodwill	-	2,526
	507,749	526,355
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**(89,650)**	25,656
DEFICIT - Beginning of Period	**(1,888,765)**	(690,992)
DEFICIT - End of Period	**(1,978,415)**	(665,336)
BASIC INCOME (LOSS) PER SHARE	**(0.01)**	0.00

See accompanying note.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
	$	$
OPERATIONS		
Net Income (Loss) from Continuing Operations	**(89,650)**	25,656
Items not Involving Funds:		
Amortization of Capital Assets	**16,247**	5,612
Amortization of Goodwill	**-**	2,526
	(73,403)	33,794
Decrease (Increase) in Inventory	**31,727**	(70,597)
Decrease (Increase) in Prepaid Expenses and Sundry Receivable	**19,321**	(205)
Increase (Decrease) in Accounts Payable and Accrued Liabilities	**(58,040)**	55,798
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	**(80,395)**	18,790
FINANCING ACTIVITIES		
Issuance of Common Shares	**17,250**	-
INVESTING ACTIVITIES		
Purchase of Capital Assets - Net	**(9,866)**	(17,436)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	**(73,011)**	1,354
CASH DERIVED FROM DISCONTINUED OPERATIONS	**-**	100,704
INCREASE (DECREASE) IN CASH POSITION	**(73,011)**	102,058
CASH - Beginning of Period	**100,904**	148,259
CASH - End of Period	**27,893**	250,317

See accompanying note.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform with the financial statement presentation adopted in 2001.

82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2001	December 31, 2000
	$	$
ASSETS		
Cash and Short-Term Investments	39,543	100,904
Note Receivable	128,996	-
Inventory	-	262,769
Prepaid Expenses and Sundry Receivable	-	51,859
TOTAL CURRENT ASSETS	168,539	415,532
CAPITAL ASSETS	-	164,356
GOODWILL	-	1
TOTAL ASSETS	168,539	579,889
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	123,485	333,492
TOTAL LIABILITIES	123,485	333,492
SHAREHOLDERS' EQUITY		
Capital Stock	2,152,412	2,135,162
Deficit	(2,107,358)	(1,888,765)
	45,054	246,397
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	168,539	579,889

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
	$	$	$	$
SALES	286,746	539,089	785,960	1,191,772
COST OF SALES	50,387	103,207	131,502	203,879
	236,359	435,882	654,458	987,893
EXPENSES				
General and Administrative	193,917	231,599	458,921	484,848
Selling	133,208	204,781	343,776	451,002
Financial	14,732	8,849	30,662	27,596
Amortization of Capital Assets	16,308	3,562	32,555	9,174
Amortization of Goodwill	-	2,527	-	5,053
	358,165	451,318	865,914	977,673
INCOME (LOSS) BEFORE THE FOLLOWING	(121,806)	(15,436)	(211,456)	10,220
Loss on Disposal of Business (Note 2)	7,137	-	7,137	-
NET INCOME (LOSS)	(128,943)	(15,436)	(218,593)	10,220
EARNINGS (LOSS) PER COMMON SHARE	(0.02)	0.00	(0.03)	0.00

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF DEFICIT
(UNAUDITED)

	Six Months Ended	
	June 30, 2001	June 30, 2000
	$	$
DEFICIT - Beginning of Period	(1,888,765)	(690,992)
NET INCOME (LOSS)	(218,593)	10,220
DEFICIT - End of Period	(2,107,358)	(680,772)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
	$	$	$	$
OPERATIONS				
Net Income (Loss)	(128,943)	(15,436)	(218,593)	10,220
Items not Involving Cash:				
Amortization of Goodwill	-	2,527	-	5,053
Amortization of Capital Assets	16,308	3,562	32,555	9,174
Loss on Disposal of Business	7,137	-	7,137	-
	(105,498)	(9,347)	(178,901)	24,447
Changes in Non-Cash Working Capital	(221,727)	(17,379)	(228,719)	68,321
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	(327,225)	(26,726)	(407,620)	92,768
FINANCING ACTIVITIES				
Repayments to Director	-	(398)	-	(398)
Issuance of Common Shares	-	17,560	17,250	17,560
CASH DERIVED FROM FINANCING ACTIVITIES	-	17,162	17,250	17,162
INVESTING ACTIVITIES				
Proceeds on Sale of Business	338,445	-	338,445	-
Purchase of Capital Assets	-	-	(9,436)	(25,272)
Proceeds on Disposition of Capital Assets	430	-	-	-
Acquisition of Other Assets	-	(1,247)	-	(1,247)
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	338,875	(9,083)	329,009	(26,519)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	11,650	(18,647)	(61,361)	83,411
CASH AND SHORT-TERM INVESTMENTS - Beginning of Period	27,893	250,317	100,904	148,259
CASH AND SHORT-TERM INVESTMENTS - End of Period	39,543	231,670	39,543	231,670

See accompanying notes.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform with the financial statement presentation adopted in 2001.

2. DISPOSAL OF BUSINESS

Pursuant to an agreement dated May 18, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and the assumption of $56,004 of liabilities.

The note receivable is to be repaid by three equal monthly payments beginning July 9, 2001.

The Company realized a loss on this disposition of $7,137, calculated as follows:

Total Proceeds		$338,445
Net Book Value of Assets Sold:		
Inventory	$190,867	
Capital Assets	141,237	
Other Assets	13,478	345,582
Net Loss on Sale of		$ 7,137

82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2001 $	December 31, 2000 $
ASSETS		
Cash and Short-Term Investments	79,128	100,904
Inventory	-	262,769
Prepaid Expenses and Sundry Receivable	-	51,859
TOTAL CURRENT ASSETS	79,128	415,532
PROPERTY, PLANT AND EQUIPMENT	-	164,356
GOODWILL	-	1
TOTAL ASSETS	79,128	579,889
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	109,582	333,492
TOTAL LIABILITIES	109,582	333,492
CAPITAL DEFICIENCY		
Capital Stock	2,152,412	2,135,162
Deficit	(2,182,866)	(1,888,765)
	(30,454)	246,397
TOTAL LIABILITIES LESS CAPITAL DEFICIENCY	79,128	579,889

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF LOSS

(UNAUDITED)

	Three Months Ended		Nine Months Ended	
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
	$	$	$	$
SALES	-	613,103	785,960	1,804,875
COST OF SALES	-	98,887	131,502	302,765
	-	514,216	654,458	1,502,110
EXPENSES				
General and Administrative	68,702	373,719	527,623	858,567
Selling	3,397	245,667	347,173	696,669
Financial	3,409	9,275	34,071	36,871
Amortization of Property, Plant and Equipment	-	7,310	32,555	16,484
Amortization of Goodwill	-	9,698	-	14,751
	75,508	645,669	941,422	1,623,342
LOSS BEFORE THE FOLLOWING	(75,508)	(131,453)	(286,964)	(121,232)
Loss on Disposal of Business (Note 2)	-	-	7,137	-
NET LOSS	(75,508)	(131,453)	(294,101)	(121,232)
LOSS PER COMMON SHARE	(0.01)	(0.02)	(0.04)	(0.02)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF DEFICIT
(UNAUDITED)

	Nine Months Ended	
	September 30, 2001	September 30, 2000
	$	$
DEFICIT - Beginning of Period	(1,888,765)	(690,992)
NET LOSS	(294,101)	(121,232)
DEFICIT - End of Period	(2,182,866)	(812,224)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended		Nine Months Ended	
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
	$	$	$	$
OPERATIONS				
Net Loss	(75,508)	(131,453)	(294,101)	(121,232)
Items not Involving Cash:				
Amortization of Property, Plant and Equipment	-	7,310	32,555	16,484
Amortization of Goodwill	-	9,698	-	14,751
Loss on Disposal of Business	-	-	7,137	-
	(75,508)	(114,445)	(254,409)	(89,997)
Changes in Non-Cash Working Capital	115,093	(84,958)	(113,626)	(16,638)
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	39,585	(199,403)	(368,035)	(106,635)
FINANCING ACTIVITIES				
Repayments from Director	-	(86)	-	(484)
Issuance of Special Warrants	-	990,000	-	990,000
Issuance of Common Shares	-	64,600	17,250	82,160
CASH DERIVED FROM FINANCING ACTIVITIES	-	1,054,514	17,250	1,071,676
INVESTING ACTIVITIES				
Proceeds on Sale of Business	-	-	338,445	-
Acquisition of Goodwill	-	(861,603)	-	(861,603)
Purchase of Property, Plant and Equipment	-	(70,635)	(9,436)	(95,907)
Acquisition of Other Assets	-	(2,933)	-	(4,180)
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	-	(935,171)	329,009	(961,690)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	39,585	(80,060)	(21,776)	3,351
CASH AND SHORT-TERM INVESTMENTS - Beginning of Period	39,543	231,670	100,904	148,259
CASH AND SHORT-TERM INVESTMENTS - End of Period	79,128	151,610	79,128	151,610

See accompanying notes.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform with the financial statement presentation adopted in 2001.

2. DISPOSAL OF BUSINESS

Pursuant to an agreement dated May 18, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and the assumption of $56,004 of liabilities.

The note receivable has been fully paid as at September 30, 2001.

The Company realized a loss on this disposition of $7,137, calculated as follows:

Total Proceeds		$338,445
Net Book Value of Assets Sold:		
Inventory	$190,867	
Property, Plant and Equipment	141,237	
Other Assets	13,478	345,582
Net Loss on Disposal of Business		$ 7,137


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Auditors' Report

To the Shareholders of
Alive International Inc.

We have audited the consolidated balance sheets of Alive International Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Schwartz Levitsky Feldman LLP (signature)

Toronto, Canada
April 3, 2002

Chartered Accountants

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT		
Cash And Short Term Deposits	**59,938**	100,904
Inventory	-	262,769
Prepaid Expenses and Sundry Receivables	-	51,859
TOTAL CURRENT ASSETS	**59,938**	415,532
PROPERTY AND EQUIPMENT (Note 3)	-	164,356
GOODWILL (Note 4)	-	1
TOTAL ASSETS	**59,938**	579,889
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	**52,400**	303,612
Net Liabilities from Discontinued Operations (Note 10)	**29,880**	29,880
TOTAL LIABILITIES	**82,280**	333,492
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK (Note 5)	**2,152,412**	2,135,162
DEFICIT	**(2,174,754)**	(1,888,765)
	(22,342)	246,397
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	**59,938**	579,889

See accompanying notes.

Approved by the Board: Director "Charles Kutner" Director "Rocco Serpe"

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
SALES	785,960	2,337,818
COST OF SALES	131,502	406,865
GROSS PROFIT	654,458	1,930,953
EXPENSES		
Administrative	523,105	1,183,493
Selling	343,725	928,413
Financial	38,404	81,756
Amortization of Property and Equipment	28,076	43,160
Amortization of Goodwill	-	891,904
	933,310	3,128,726
LOSS BEFORE THE FOLLOWING	(278,852)	(1,197,773)
Loss on Disposal of Business (Note 2)	7,137	-
NET LOSS	(285,989)	(1,197,773)
DEFICIT - Beginning of Year	(1,888,765)	(690,992)
DEFICIT - End of Year	(2,174,754)	(1,888,765)
BASIC LOSS PER SHARE	(0.04)	(0.16)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 $	2000 $
OPERATIONS		
Net Loss	**(285,989)**	(1,197,773)
Items not Involving Cash:		
Amortization of Property and Equipment	**28,076**	43,160
Amortization of Goodwill	-	891,904
Loss on Disposal of Business	**7,137**	-
	(250,776)	(262,709)
Decrease (Increase) in Inventory	**71,902**	(154,762)
Decrease (Increase) in Prepaid Expenses and Sundry Receivables	**38,382**	(20,997)
Increase (Decrease) in Accounts Payable and Accrued Liabilities	**(251,212)**	123,590
Decrease in Deferred Revenue	-	(28,844)
CASH EXPENDED ON CONTINUING OPERATIONS	**(391,704)**	(343,722)
FINANCING ACTIVITIES		
Issuance of Common Shares	**17,250**	146,150
Issuance of Special Warrants	-	990,000
CASH DERIVED FROM FINANCING ACTIVITIES	**17,250**	1,136,150
INVESTING ACTIVITIES		
Purchase of Property and Equipment - Net	**(4,957)**	(149,373)
Proceeds on Sale of Business	**338,445**	-
Acquisition of Goodwill	-	(861,588)
Decrease in Other Assets	-	3,557
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	**333,488**	(1,007,404)
CASH EXPENDED ON CONTINUING OPERATIONS	**(40,966)**	(214,976)
CASH DERIVED FROM DISCONTINUED OPERATIONS (note 10)	-	167,621
DECREASE IN CASH	**(40,966)**	(47,355)
CASH - Beginning of Year	**100,904**	148,259
CASH - End of Year	**59,938**	100,904

CASH IS COMPRISED OF CASH AND SHORT-TERM DEPOSITS.

See accompanying notes.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a) **Principles of Consolidation**

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany balances and transactions have been eliminated.

b) **Inventory**

Inventory is valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis. Net realizable value is the selling price of the product less provision for normal selling costs.

c) **Amortization**

Property and equipment are stated at historical cost. Amortization is charged to earnings over the estimated useful life of the asset on the following basis:

Furniture, Fixtures and Equipment	-	Straight-line over five years
Computer Equipment	-	Straight-line over four years
Computer Software	-	Straight-line over three years
Leasehold Improvements	-	Straight-line over the terms of the respective leases

d) **Goodwill**

Goodwill comprises the unamortized balance of the excess of the cost over the fair value of the identifiable net assets of Alive International Holdings Inc. and Ideal Solutions International at their respective dates of acquisition. These balances are amortized on a straight line basis over periods of 5 years and 20 years respectively. The Company assesses impairment of goodwill by determining whether the unamortized balance can be recovered through undisputed future operating cash flows of the acquired operations over their remaining lives.

e) **Foreign Currency Translation**

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average exchange rates during the year. Translation gains or losses are reflected in the income statements.

f) **Revenue Recognition**

Revenue is recognized when the significant risks and rewards of ownership of the goods sold have been transferred to the advisor. The culmination of the earnings process occurs when goods are shipped to the advisor.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

g) **Commission Expenses**

Commissions paid to advisors are calculated based on the value of product sales of the advisor's business income centres and are expensed in the accounts of the company when the goods are shipped to the advisor.

h) **Income Taxes**

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

i) **Comparative Figures**

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for 2001.

2. **DISPOSAL OF BUSINESS**

Pursuant to an agreement dated May 18, 2001, the Company sold its business effective May 31, 2001 for total consideration of $338,445. The proceeds were satisfied by a note receivable of $128,996, cash consideration of $153,445 and the assumption of $56,004 of liabilities.

The note receivable has been fully paid as at December 31, 2001.

The Company realized a loss on this disposition of $7,137, calculated as follows:

Total Proceeds		$ 338,445
Net Book Value of Assets Sold:		
Inventory	$ 190,867	
Property and Equipment	141,237	
Goodwill	1	
Other Assets	13,477	345,582
Net Loss on Disposal of Business		$ 7,137

3. **PROPERTY AND EQUIPMENT**

	2001	2000
	$	$
Furniture, Fixtures and Equipment	-	34,590
Computer Equipment	-	33,965
Computer Software	-	94,056
Leasehold Improvements	-	1,745
	-	164,356

4. GOODWILL

	2001	2000
	$	$
Cost		
Alive International Inc.	-	50,527
Ideal Solution International	-	861,588
	-	912,115
Accumulated Amortization	-	912,114
Net	-	1

On July 25, 2000, the Company acquired specific assets of Ideal Solutions International. The assets included inventory, property and equipment, contracts, intangible and intellectual property. In connection with the acquisition, the Company issued 500,000 Special Warrants valued by the directors at $2 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company. As at December 31, 2001, no Special Warrants had been exercised.

Details of the calculation of goodwill are as follows:

Total Considerations		
Warrants	$ 1,000,000	
Professional Fees	10,235	$ 1,010,235
Identifiable Assets Acquired		
Inventory	81,747	
Capital Assets	66,900	148,647
Goodwill		$ 861,588

Pursuant to the accounting policy described in Note 1(d), the Company determined that all goodwill at December 31, 2000 should be written down to $1.

As described in Note 2, during the year the Company sold its business, including goodwill.

5. CAPITAL STOCK

a) Capital Stock

Capital stock is comprised of:

	Number of Shares	2001	2000
		$	$
Common Shares	**7,548,110**	**1,162,412**	1,145,162
Special Warrants	**500,000**	**990,000**	990,000
		2,152,412	2,135,162

The Company is authorized to issue an unlimited number of the following classes of shares:

Preference shares, 9%, non-cumulative, participating, redeemable
Common shares

5. CAPITAL STOCK (Continued)

b) Common Shares

	Note	Number of Shares	$
Balance December 31, 1999		7,373,410	999,012
Exercise of Broker Compensation Warrants	5 c)	35,100	17,550
Exercise of Warrants	5 d)	63,500	95,250
Exercise of Options	5 e)	2,100	2,100
Exercise of Options Pursuant to the Investor Relations Agreement	5 f)	62,500	31,250
Balance - December 31, 2000		7,536,610	1,145,162
Exercise of Warrants	5 d)	11,500	17,250
Balance - December 31, 2001		7,548,110	1,162,412

c) Broker Compensation Warrants

On August 31, 1998 35,100 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.50 at any time prior to August 31, 2000. All Broker Compensation Warrants were exercised during the year ended December 31, 2000.

d) Warrants

On January 26, 1999, 526,455 common share purchase warrants were issued as part of the Company's initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During the previous year, 63,500 warrants were exercised for proceeds of $95,250. During the current year an additional 11,500 warrants were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common shares purchase warrants expired unexercised.

e) Stock Options

On January 26, 1999 the Company established a stock option plan for its Board of Directors and the officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons could, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price to be fixed by the Board of Directors but not less than the market price of the common shares on the day immediately preceding the day on which the option was granted. Options were non-transferable except in connection with the death of the optionee and had a maximum term of ten years from the date of the grant.

During the year ended December 31, 2000, 2,100 options were exercised for total proceeds of $2,100.

5. CAPITAL STOCK (Continued)

e) Stock Options (Continued)

On April 24, 2000, the Company entered into an agreement with a marketing and investor relations firm to provide specified services to the Company. The agreement was for a term of two years expiring April 23, 2002. As part of the compensation under the agreement, the Company granted this firm 500,000 options exercisable at a price of $.50 per share.

During the year ended December 31, 2000, 62,500 options were exercised for total proceeds to the Company of $31,250.

During the year ended December 31, 2001, the Company terminated this agreement without any additional costs. As a result, the unexercised options expired.

All other options have expired or been cancelled and consequently there are no options outstanding at December 31, 2001.

f) Escrowed Shares

As at December 31, 1999, 3,840,687 common shares where held in escrow. During the year ended December 31, 2001, 853,485 shares were released from escrow (2000 - 853,486 shares). The balance of shares held in escrow at December 31, 2001 is 2,133,716. The remaining escrowed shares can be released as follows:

Date of Release	Number of Common Shares
October 22, 2002	853,486
October 22, 2003	1,280,230

6. INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for timing differences, is as follows:

	2001 $	2000 $
Net Loss	**(285,989)**	(1,197,773)
Goodwill Amortization not Deductible for Tax Purposes	-	891,904
Write-off of Capital Stock Issue Costs for Tax Purposes	**(21,000)**	(21,000)
Foreign Currency Translation Loss	**87,000**	-
Net Loss for Tax Purposes	**(219,989)**	(326,869)
Provision for Income Taxes	-	-

6. INCOME TAXES (Continued)

Future income tax assets would consist of the following temporary timing differences:

	2001 $
Loss on Investments	400,000
Loss Carry-Forwards	440,000
	840,000

As a result of the sale of assets described in Note 2, the Company has not demonstrated that it is more likely than not to realize the benefits of these future income tax assets and accordingly, they have not been reflected as assets in these financial statements.

At December 31, 2001, the Company has approximately $960,000 in non-capital losses available to offset future taxable income. These losses expire $80,000 up to 2008 and $880,000 up to 2016.

7. BASIC LOSS PER SHARE

Loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year (7,547,953 shares in 2001 and 7,428,955 shares in 2000).

Fully diluted loss per share is not disclosed as the effect of exercise of the outstanding options would be anti-dilutive.

8. RELATED PARTY TRANSACTIONS

A former director of the Company also acted as the Company's legal counsel. The Company has incurred fees totalling $11,000 during the current year (2000 - $25,000).

9. SEGMENTED INFORMATION

	2001 $	2000 $
a) Sales by Geographic Area		
Canada	346,584	979,446
United States of America	439,376	1,358,372
	785,960	2,337,818
b) Loss (Before the Loss on Disposal of Business) by Geographic Area		
Canada	64,287	(33,426)
United States of America	214,565	(1,164,347)
	278,852	(1,197,773)
c) Assets by Geographic Area		
Canada	-	185,003
United States of America	59,938	394,886
	59,938	579,889

10. DISCONTINUED OPERATIONS

On February 15, 1999, the Company acquired a 90% interest in Optima Pharmaceuticals Inc. ("Optima"). Optima manufactured products for sale to the Company. In December 1999, the Company wound down the operations of Optima and commenced the orderly realization of its net assets. During 2000, Optima had no activities other than the realization of net assets. In December 2000, the Company purchased the remaining 10% interest in Optima for $10. At year end, this subsidiary was without assets. Its liabilities are limited to amounts owing to the Company and certain liabilities. Net liabilities from discontinued operations represent amount that are owing by Optima that were guaranteed by the Company.

	2001 $	2000 $
CASH FLOWS FROM DISCONTINUED OPERATIONS		
Decrease in Working Capital Balances	-	49,681
INVESTING ACTIVITIES		
Sale of Property and Equipment	-	117,940
CASH DERIVED FROM DISCONTINUED OPERATIONS	-	167,621

82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2002	March 31, 2001
	$	$
ASSETS		
CURRENT		
Cash & Short Term Investments	5,146	27,893
Inventory	-	231,042
Prepaid Expenses & Sundry Receivable	-	32,538
TOTAL CURRENT ASSETS	5,146	291,473
CAPITAL ASSETS	-	157,975
GOODWILL	-	1
TOTAL ASSETS	5,146	449,449
LIABILITIES		
CURRENT		
Accounts Payable & Accrued Liabilities	7,061	245,572
Net Liabilities from Discontinued Operations	29,880	29,880
TOTAL LIABILITIES	36,941	275,452
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK	2,152,412	2,152,412
DEFICIT	(2,184,207)	(1,978,415)
	(31,795)	173,997
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)	5,146	449,449

See accompanying note

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF INCOME & DEFICIT
(UNAUDITED)

	3 months Ended March 31, 2002	3 months Ended March 31, 2001
	$	$
SALES	-	499,214
COST OF SALES	-	81,115
GROSS PROFIT	-	418,099
EXPENSES		
Administrative	7,797	265,004
Selling	-	210,568
Financial	1,656	15,930
Amortization of Capital Assets	-	16,247
	9,453	507,749
NET INCOME(LOSS) FROM CONTINUING OPERATIONS	(9,453)	(89,650)
DEFICIT – Beginning of Period	(2,174,754)	(1,888,765)
DEFICIT – End of Period	(2,184,207)	(1,978,415)
BASIC INCOME (LOSS) PER SHARE	(0.001)	(0.01)

See accompanying note.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	3 Months Ended March 31, 2002	3 Months Ended March 31, 2001
	$	$
OPERATIONS		
Net Income (Loss) from Continuing Operations	(9,453)	(89,650)
Items not Involving Cash:		
Amortization of Capital Assets	-	16,247
	(9,453)	(73,403)
Decrease (Increase) in Inventory	-	31,727
Decrease (Increase) in Prepaid Expenses & Sundry Receivable	-	19,321
Increase (Decrease) in Accounts Payable & Accrued Liabilities	(45,339)	(58,040)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	(54,792)	(80,395)
FINANCING ACTIVITIES		
Issuance of Common Shares	-	17,250
INVESTING ACTIVITIES		
Purchase of Capital Assets - Net	-	(9,866)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	(54,792)	(73,011)
CASH DERIVED FROM DISCONTINUED OPERATIONS	-	-
INCREASE (DECREASE) IN CASH POSITION	(54,792)	(73,011)
CASH – Beginning of Period	59,938	100,904
CASH – End of Period	5,146	27,893

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2001.

82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	June 30, 2002	December 31, 2001
	$	$
ASSETS		
CURRENT		
Cash & Short Term Investments	645	59,938
Inventory	-	-
Prepaid Expenses & Sundry Receivable	-	-
TOTAL CURRENT ASSETS	645	59,938
CAPITAL ASSETS	-	-
GOODWILL	-	-
TOTAL ASSETS	645	59,938
LIABILITIES		
CURRENT		
Accounts Payable & Accrued Liabilities	8,963	52,400
Net Liabilities from Discontinued Operations	29,880	29,880
TOTAL LIABILITIES	38,843	82,280
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK	2,152,412	2,152,412
DEFICIT	(2,190,610)	(2,174,754)
	(38,198)	(22,342)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)	645	59,938

See accompanying notes

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME & DEFICIT
(UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	$	$	$	$
SALES	-	286,746	-	785,960
COST OF SALES	-	50,387	-	131,502
GROSS PROFIT	-	236,359	-	654,458
EXPENSES				
Administrative	6,294	193,917	14,073	458,921
Selling	-	133,208	-	343,776
Financial	113	14,732	1,783	30,662
Amortization Of Capital Assets	-	16,308	-	32,555
	6,407	358,165	15,856	865,914
INCOME(LOSS) FROM CONTINUING OPERATIONS	(6,407)	(121,806)	(15,856)	(211,456)
Loss on Disposal of Business (Note 2)	-	(7,137)	-	(7,137)
NET INCOME (LOSS)	(6,407)	(128,943)	(15,856)	(218,593)
DEFICIT – Beginning of Period			(2,174,754)	(1,888,765)
DEFICIT – End of Period			(2,190,610)	(2,107,358)
BASIC INCOME (LOSS) PER SHARE	(0.00)	(0.02)	(0.00)	(0.03)

See accompanying notes

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	$	$	$	$
OPERATIONS				
Net Income (Loss) from Continuing Operations	(6,407)	(128,943)	(15,856)	(218,593)
Items not Involving Cash:				
Amortization of Capital Assets	-	16,308	-	32,555
Loss on Disposal of Business	-	7,137	-	7,137
	(6,407)	(105,498)	(15,856)	(178,901)
Changes in Non-Cash Working Capital	1,906	(221,727)	(43,437)	(228,719)
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	(4,501)	(327,225)	(59,293)	(407,620)
FINANCING ACTIVITIES				
Issuance of Common Shares	-	-	-	17,250
INVESTING ACTIVITIES				
Proceeds on Sale of Business	-	338,445	-	338,445
Purchase of Capital Assets - Net	-	430	-	(9,436)
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	-	338,875	-	329,009
INCREASE (DECREASE) IN CASH POSITION	(4,501)	11,650	(59,293)	(61,361)
CASH – Beginning of Period	5,146	27,893	59,938	100,904
CASH – End of Period	645	39,543	645	39,543

See accompanying notes

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2002

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2001.

82-5056

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2002	December 31, 2001
	$	$
ASSETS		
CURRENT		
Cash & Short Term Investments	14	59,938
Inventory	-	-
Prepaid Expenses & Sundry Receivable	-	-
TOTAL CURRENT ASSETS	14	59,938
CAPITAL ASSETS	-	-
GOODWILL	-	-
TOTAL ASSETS	14	59,938
LIABILITIES		
CURRENT		
Accounts Payable & Accrued Liabilities	6,285	52,400
Net Liabilities from Discontinued Operations	29,880	29,880
TOTAL LIABILITIES	36,165	82,280
SHAREHOLDERS' EQUITY (DEFICIENCY)		
CAPITAL STOCK	2,152,412	2,152,412
DEFICIT	(2,188,563)	(2,174,754)
	(36,151)	(22,342)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)	14	59,938

See accompanying notes

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME & DEFICIT
(UNAUDITED)

	Three months ended		Nine months ended	
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	$	$	$	$
SALES	-	-	-	785,960
COST OF SALES	-	-	-	131,502
GROSS PROFIT	-	-	-	654,458
EXPENSES				
Administrative	1,011	68,702	11,850	527,623
Selling	-	3,397	-	347,173
Financial	180	3,409	1,959	34,071
Amortization Of Capital Assets	-	-	-	32,555
	1,191	75,508	13,809	941,422
INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,191)	(75,508)	(13,809)	(286,964)
Loss on Disposal of Business	-	-	-	(7,137)
NET INCOME (LOSS)	(1,191)	(75,508)	(13,809)	(294,101)
DEFICIT – Beginning of Year			(2,174,754)	(1,888,765)
DEFICIT – End of Period			(2,188,563)	(2,182,866)
BASIC INCOME (LOSS) PER SHARE	(0.00)	(0.01)	(0.00)	(0.04)

See accompanying notes

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended		Nine Months Ended	
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	$	$	$	$
OPERATIONS				
Net Income (Loss) from Continuing Operations	(1,191)	(75,508)	(13,809)	(294,101)
Items not Involving Cash:				
Amortization of Capital Assets	-	-	-	32,555
Loss on Disposal of Business	-	-	-	7,137
	(1,191)	(75,508)	(13,809)	(254,409)
Changes in Non-Cash Working Capital	560	115,093	(46,115)	(113,626)
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	(631)	39,585	(59,924)	(368,035)
FINANCING ACTIVITIES				
Issuance of Common Shares	-	-	-	17,250
INVESTING ACTIVITIES				
Proceeds on Sale of Business	-	-	-	338,445
Purchase of Capital Assets - Net	-	-	-	(9,436)
CASH DERIVED FROM (EXPENDED ON) INVESTING ACTIVITIES	-	-	-	329,009
INCREASE (DECREASE) IN CASH POSITION	(631)	39,585	(59,924)	(21,776)
CASH – Beginning of Period	645	39,543	59,938	100,904
CASH – End of Period	14	79,128	14	79,128

See accompanying notes

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

SEPTEMBER 30, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2001.

2. PRIOR QUARTER ADJUSTMENT

Net income/(loss) for the previous quarter was restated to reflect to removal of a liability that should have been allocated to the previous owner. Details as follows:

Net Loss as stated at 6/30/02	(15,856)
Adjustment: remove payable to Beallor & Partners LLP	3,238
Net Loss as Restated	(12,618)
Current quarter	(1,191)
Net Loss at 9/30/02	(13,809)

A prior quarter adjustment was made, as netting the change in the current quarter would create a profit this quarter which would be misleading.

82-5056

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF ***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*244 Galaxy Blvd., Toronto, Ont., Can., M9W 5R8*
ISSUER PHONE NUMBER	*416-674-0470*
ISSUER FAX NUMBER	*416-674-0471*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***December 31, 2001***
DATE OF REPORT	*May 14, 2002*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Charles Kutner	*"Charles Kutner"*	*May 14, 2002*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Rocco Serpe	*"Rocco Serpe"*	*May 14, 2002*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the year ended December 31, 2001

1. **For the current fiscal year-to-date:**

   Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

   As disclosed separately in Schedule A – Financial Statements.

2. **For the current fiscal year-to-date**

   There were no related party transactions during the period.

3. **For the current fiscal year-to-date:**

   (a) Summary of securities issued during the period:

   During the period 11,500 common shares were issued in connection with the exercise of common share purchase warrants at a price of $1.50 per share.

   (b) Summary of options granted during the period: Nil

4. **As at December 31, 2001**

   (a) Summary of share capital:

   Authorized – Unlimited number of common shares
   Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	2,133,716

5. As at the date of this report, the directors and officers of the company are as follows:

Charles Kutner,	President, Secretary & Director
Rocco Serpe,	Director
Pepe Appugliese,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the year ended December 31, 2001

Description of Business

At December 31, 2001, the Company has no substantive operations. The directors have been in discussion regarding a potential acquisition, and in addition, continue to review and examine various proposals and projects for the Company as well as conducting their due diligence in respect of the same. Shareholders will be advised if and when any progress or decisions are reached.

Operations and Financial Condition

The Company reports a loss of $285,989 and cash outflows from operations of $391,704 for the year ended December 31, 2001 compared with a loss of $1,197,773 and cash outflows from operations of $343,722 for the same period in the previous year.

During the period ended December 31, 2001, the Company completed the sale of substantially all of its assets for total consideration of $338,445.

During the period ended December 31, 2001, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations, no management changes were made. At the special meeting of shareholders held on July 9, 2001, the shareholders approved the sale of substantially all the assets of the Company.

Subsequent Events

Except for the resignations of Robert Kutner and Joel Flatt as directors of the Company and the appointment of Rocco Serpe and Pepe Appugliese to fill these vacancies, no significant events or transactions have occurred during the time from the date of the financial statements up to the date of this report.

Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

Liquidity and Solvency

The Company has a working capital deficiency of $22,342 for the year ended December 31, 2001 compared with positive working capital of $82,040 for the period ended December 31, 2000. The financial statements have been prepared in accordance with Canadian GAAP on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

82-5056

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184
SECTION

INCORPORATED AS PART OF ***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800, Ont., Can., M5H 4B2*
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***June 30, 2002***
DATE OF REPORT	*August 22, 2002*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
Charles Kutner	*"Charles Kutner"*	*August 22, 2002*
Rocco Serpe	*"Rocco Serpe"*	*August 22, 2002*

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the six months ended June 30, 2002

1. **For the current fiscal year-to-date:**

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. **For the current fiscal year-to-date**

There were no related party transactions during the period.

3. **For the current fiscal year-to-date:**

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: Nil

4. **As at June 30, 2002**

(a) Summary of share capital:
Authorized – Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	2,133,716

5. As at the date of this report, the directors and officers of the company are as follows:

Charles Kutner,	President, Secretary & Director
Rocco Serpe,	Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the six months ended June 30, 2002

Description of Business

At June 30, 2002, the Company has no substantive operations. The directors have been in discussion regarding a potential acquisition, and in addition, continue to review and examine various proposals and projects for the Company as well as conducting their due diligence in respect of the same. Shareholders will be advised if and when any progress or decisions are reached.

Operations and Financial Condition

The Company reports a loss of $6,407 and cash outflows from operations of $59,293 for the six months ended June 30, 2002 compared with a loss of $211,456 and cash outflows from operations of $61,361for the same period in the previous year.

During the period ended December 31, 2001, the Company completed the sale of substantially all of its assets for total consideration of $338,445.

During the period ended June 30, 2002, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations.

Subsequent Events

Except for the resignation of Giuseppe Appugliese as a director of the Company and the appointment of David Lubotta to fill this vacancy, no significant events or transactions have occurred during the time from the date of the financial statements up to the date of this report.

Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

Liquidity and Solvency

The Company has a working capital deficiency of $38,198 for the period ended June 30, 2002 compared with a working capital deficiency of $22,342 for the year ended December 31, 2001. The financial statements have been prepared in accordance with Canadian GAAP on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

INCORPORATED AS PART OF ***Schedules A, B and C***

ISSUER DETAILS

NAME OF ISSUER	***Alive International Inc.***
ISSUER ADDRESS	*366 Bay Street, Suite 800, Ont., Can., M5H 4B2*
ISSUER PHONE NUMBER	*416-304-1932*
ISSUER FAX NUMBER	*416-304-0240*
WEBSITE ADDRESS	n/a
CONTACT E-MAIL ADDRESS	*albaum_law@hotmail.com*
CONTACT PERSON	*Lorne H. Albaum*
CONTACT'S POSITION	*Counsel*
CONTACT PHONE NUMBER	*416-304-1932*
FOR QUARTER ENDED	***September 30, 2002***
DATE OF REPORT	*November 26, 2002*

CERTIFICATE

SCHEDULES A, B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
John Cerenzia	*"John Cerenzia"*	*November 26, 2002*
Rocco Serpe	*"Rocco Serpe"*	*November 26, 2002*

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE B – SUPPLEMENTARY INFORMATION

ALIVE INTERNATIONAL INC.

For the nine months ended September 30, 2002

1. For the current fiscal year-to-date:

Breakdown of amounts presented in the financial statements for the following: expenses and any other material expenses reported in the income statement and any other material costs presented in the balance sheet.

As disclosed separately in Schedule A – Financial Statements.

2. For the current fiscal year-to-date

There were no related party transactions during the period.

3. For the current fiscal year-to-date:

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the period: Nil

4. As at September 30, 2002

(a) Summary of share capital:
Authorized – Unlimited number of common shares
Unlimited number of 9% non-cumulative, participating, redeemable preference shares

Issued and outstanding -	Number	$
Issued	7,548,110	1,162,412
Special Warrants	500,000	990,000

(b) Summary of options, warrants and convertible securities outstanding: Nil

(c) Total number of shares in escrow or subject to a pooling agreement;

Escrow shares	2,133,716

5. As at the date of this report, the directors and officers of the company are as follows:

John Cerenzia,	President & Director
Rocco Serpe,	Secretary & Director
David Lubotta,	Director

BC FORM 51-901F

QUARTERLY REPORT

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

ALIVE INTERNATIONAL INC.

For the nine months ended September 30, 2002

Description of Business

At September 30, 2002, the Company has no substantive operations. The directors have been in discussion regarding a potential acquisition, and in addition, continue to review and examine various proposals and projects for the Company as well as conducting their due diligence in respect of the same. Shareholders will be advised if and when any progress or decisions are reached.

Operations and Financial Condition

The Company reports a loss of $13,809 and cash outflows from operations of $59,924 for the nine months ended September 30, 2002 compared with a loss of $294,101 and cash outflows from operations of $21,776 for the same period in the previous year.

During the period ended December 31, 2001, the Company completed the sale of substantially all of its assets for total consideration of $338,445.

During the period ended September 30, 2002, no material contracts or commitments were entered into, the Company was without legal proceedings, contingent liabilities, default under debt or other contingent obligations.

Subsequent Events

Except for the resignation of Charles Kutner as president and as a director of the Company and the appointment of John Cerenzia to fill this vacancy, no significant events or transactions have occurred during the time from the date of the financial statements up to the date of this report.

Financings, Principal Purposes and Milestones

The Company did not undertake any financings during the period of this report.

Liquidity and Solvency

The Company has a working capital deficiency of $36,151 for the period ended September 30, 2002 compared with a working capital deficiency of $22,342 for the year ended December 31, 2001. The financial statements have been prepared in accordance with Canadian GAAP on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business.

Investor Relations – There were no investor relations arrangements or contracts entered into by the company during the period.

82-5056


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
SECTION
184

ALIVE INTERNATIONAL INC.

(incorporated under the laws of Ontario)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on July 9, 2001

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Alive International Inc. (the "Corporation") will be held at the Royal Princess Ballroom, 270 King Street West, Toronto, Ontario, on Monday, the 9th day of July, 2001, at the hour of 9:00 o'clock in the forenoon (Toronto time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2001 and the report of the auditors thereon.

2. To elect directors.

3. To consider, and if deemed advisable, to pass with or without variation, a special resolution authorizing the sale of substantially all the assets of the Corporation as described in the Management Information Circular.

4. To transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

The details of the matters proposed to be put before the Meeting, including the text of the respective resolutions referred to above, are set forth in the Management Information Circular accompanying this Notice of Meeting, which is supplemental to and expressly made a part of this Notice of Meeting.

A form of proxy, management information circular and a return card for purposes of the Corporation's supplemental mailing list accompany this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3. To be effective, the completed form of proxy must be received by the Secretary of the Corporation on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof prior to the time of voting.

Only shareholders of record on June 4, 2001 will be entitled to notice of, and to vote at, the Meeting (except as noted in the Management Information Circular).

Section 185 of the *Business Corporations Act* (Ontario) provides that a holder of common shares who dissents from the resolution described in item 3 above is entitled to be paid the fair value of his shares. See the accompanying Management Information Circular under the heading "Rights of Dissent of Dissenting Shareholders".

DATED at Toronto, Ontario this 8th day of June, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Charles Kutner
President and Chief Executive Officer

82-5056

ALIVE INTERNATIONAL INC.

244 Galaxy Blvd.
Etobicoke, Ontario
M9W 5R8

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF ALIVE INTERNATIONAL INC. (THE "CORPORATION" OR "ALIVE") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 9, 2001 AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone. The Corporation may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

No person is authorized to give any information or to make any representations other than those contained in this circular and, if given or made, such information must not be relied upon as having been authorized.

Appointment of Proxy

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND, ACT AND VOTE FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

All common shares (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies received by the Secretary of the Corporation in a timely fashion will be voted or withheld from voting in accordance with the instructions of the Shareholders on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR THE ELECTION OF DIRECTORS; FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS OF THE CORPORATION TO FIX THE AUDITORS' REMUNERATION; AND FOR THE APPROVAL OF A SPECIAL RESOLUTION AUTHORIZING THE SALE OF SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION, ALL AS MORE PARTICULARLY DESCRIBED UNDER THOSE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy must be dated and executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Corporation's Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting.

Revocation of Proxies

Pursuant to Section 110(4) of the *Business Corporations Act* (Ontario), any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under the corporate seal or by a duly authorized officer or attorney thereof and deposited at the Corporation's registrar and transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting, to be held on July 9, 2001 or any adjournment thereof or in any other manner permitted by law.

All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require for approval a favourable majority of the votes cast at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein and except as insofar as they may be shareholders of the Corporation, no director or officer of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The holders of the common shares of the Corporation will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the *Business Corporations Act* (Ontario) and in accordance with National Policy Statement No. 41 adopted by the Ontario Securities Commission, each holder of a common share of the Corporation at the close of business on June 4, 2001 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he owns the shares and requests, not later than ten (10) days before the Meeting, that his name be included in the list of Shareholders. As at June 4, 2001, 7,536,610 common shares of the Corporation were issued and outstanding.

To the best knowledge of the Directors or Senior Officers of the Corporation, at the date hereof, the following persons beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10) percent of the voting rights attached to any class of voting securities of the Corporation.

Name of Shareholder	Approximate number of Voting Shares, Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Voting Shares Represented
Charles Kutner	1,635,609	21.70%
Alive International Holdings Inc. (1)	1,287,880	17.08%

(1) Charles Kutner owns common shares of Alive International Holdings Inc. representing an 80.3% voting interest therein.

Recent Developments

Pursuant to the terms of an agreement dated May 18, 2001 between the Corporation and ForMor Inc. (the "Agreement"), the Corporation has agreed to sell substantially all of the assets of the Corporation, collectively referred to as the "Assets". See "Sale of Assets of the Corporation".

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth certain summary consolidated historical financial information of the Corporation and its subsidiaries. The historical financial information at and for the fiscal years ended December 31, 2000, December 31, 1999 and December 31, 1998 has been summarized from the Corporation's audited consolidated financial statements. The historical financial information at and for the three months ended March 31, 2001 and March 31,2000 has been summarized from the Corporation's unaudited consolidated financial statements. The following summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and their related notes.

Selected Consolidated Financial Data

	Three Months Ended March 31,		Years Ended December 31,		
	2001*	2000*	2000	1999	1998
INCOME STATEMENT DATA					
Sales	$499,214	$652,683	$2,337,818	$1,844,777	$1,380,954
Cost of sales	81,115	100,672	406,865	378,052	311,845
Gross Profit	418,099	552,011	1,930,953	1,466,725	1,069,109
Expenses					
Administrative	265,004	253,249	1,183,493	860,223	495,974
Selling	210,568	246,221	928,413	760,405	672,645
Financial	15,930	18,747	81,756	55,326	24,551
Amortization of Capital Assets	16,247	5,612	43,160	24,344	--
Amortization of Goodwill	--	2,526	891,904	10,105	--
Net income loss from continuing operations	(89,650)	25,656	(1,197,773)	(243,678)	(124,061)
Loss from discontinued operations	--	--	--	(365,992)	--
Minority interest share of loss	--	--	--	(10)	--
Net loss from discontinued operations	--	--	--	(365,982)	--
Net income (loss)	(89,650)	25,656	(1,197,773)	(609,660)	(134,027)
Basic income (loss) per share					
Income (loss) from continuing operations	($0.01)	$0.00	($0.16)	($0.03)	($0.03)
Net income (loss)	($0.01)	$0.00	($0.16)	($0.08)	($0.03)

	Three Months Ended March 31,		Years Ended December 31,		
	2001*	2000*	2000	1999	1998
BALANCE SHEET DATA					
Total Assets	$449,449	$598,340	$579,889	$516,886	$368,004
Long-Term Debt	--	--	--	--	--
Shareholders' Equity	$173,997	$333,676	$246,397	$308,020	$176,718

* Unaudited

The interim financial statements for the interim period ended March 31, 2001, and for the years ended December 31, 2000 and 1999 are attached hereto as Schedule "A".

PREVIOUS PURCHASE AND SALES

No securities of Alive have been issued within the past 12 months except for 35,100 common shares upon the exercise of Broker Compensation Warrants at a price of $0.50 per share; 63,500 common shares upon the exercise of 63,500 common share purchase warrants at a price of $1.50 per share; 2,100 common shares upon the exercise of stock options at a price of $1.00 per share; and, 62,500 common shares upon the exercise of stock options at a price of $0.50 per share

SALE OF THE ASSETS OF THE CORPORATION

There has been a dramatic change in the network marketing industry, primarily in the United States, which has severely impacted the Corporation's ability to effectively execute its business plan. There has also been a slow-down in sales of nutritional supplements, a continuing trend from previous periods that has affected other companies within the industry. As a result of these developing trends, management carried out a detailed review of the Corporation's operations and business during the first quarter of 2001 in order to assess the future prospects of the Corporation.

The Corporation faces serious cash flow problems as the slow summer sales cycle begins and this period will not end until the pre-Christmas buying season. The Corporation has limited cash reserves and has no credit facility. The Corporation is in arrears in connection with the payment of certain management employment fees and in order to effectively meet anticipated demand for the pre-Christmas season would have to commit to certain minimum levels of inventory purchases. The Corporation has been unable to attract sources of debt or equity capital to meet its immediate needs. As a result, Management expects continued losses from its operations and an ongoing inability to endure future losses and to sustain the capital requirements during the soft summer season.

These circumstances have led the Corporation to consider the sale of substantially all of the assets of the Corporation (the "Assets"). Management believes that this divestiture will enable the Corporation to pursue new business ventures without the financial burden of operating losses from its current business.

Pursuant to the terms of an agreement dated May 18, 2001, between the Corporation and ForMor Inc., Alive has agreed to sell the Assets, being all the inventory of the Corporation, certain fixed assets, prepaid expenses, contracts and goodwill, in consideration of the sum of US$175,000, subject to adjustment on closing (the "Divestiture"). The assets consist of (i) the inventory located in Toronto and California; (ii) all office furnishings and office equipment and related computer equipment and software held by the Company in Toronto; (iii) all rights and obligations under Alive's existing lease in Toronto, and (iv) all intellectual property rights held by the Company. Pending shareholder approval of the transaction, ForMor Inc. will operate the business of Alive. In addition, ForMor Inc. will be responsible for the payment of the commissions due to distributors for the month of May 2001.

Management believes that the asset sale, in exchange for cash, represented the best opportunity to provide future value to the Company's shareholders, given the difficult capital markets faced by the Company and the weakness in the multilevel marketing industry in the United States.

Shareholders will be asked to pass a special resolution authorizing the sale of the Assets to ForMor Inc. The special resolution be passed by at least two-thirds of the votes cast at the Meeting.

Attached to this information circular as Schedule "B" is the pro forma consolidated balance sheet of the Corporation after giving effect to the completion of the Divestiture.

A copy of the proposed special resolution is attached to this information circular as Schedule "C". The board of directors recommends that shareholders vote FOR approval of this special resolution.

If the special resolution authorizing the Divestiture does not receive the requisite approval, the Divestiture will not occur. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE**

DIVESTITURE UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of three (3) directors: Charles Kutner, Robert Kutner and Joel Flatt. The persons named in the enclosed form of proxy intend to vote for the election of those nominees whose names are set forth below. The nominees unless otherwise noted are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each Director elected will hold office until the next Annual Meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Corporation.

The Corporation does not have an Executive Committee of its Board of Directors. Pursuant to Section 158(1) of the *Business Corporations Act* (Ontario) the Corporation has an Audit Committee which is comprised of Messrs. Charles Kutner, Robert Kutner and Joel Flatt.

The following table and notes thereto state the names of all persons proposed to be nominated for election as directors, all other major positions and offices with the Corporation presently held by them, their principal occupation or employment, the year in which they became directors of the Corporation, and the approximate number of voting shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at June 4, 2001: (1)

Name, Address	Present Principal Occupation or Employment with the Corporation	Year Became Director	Number of Voting Shares Beneficially Owned, Directly or Indirectly or over Which Control or Direction is Exercised(1)
Charles Kutner Thousand Oaks, CA	President, Chief Executive Officer, Secretary and Director	1994	2,923,489
Robert Kutner Toronto, Ontario	Director	1998	643,941
Joel Flatt Toronto, Ontario	Managing Director, private investment company	1999	11,000

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

Unless a proxy specifies that the shares it represents should be withheld from voting in the election of directors, the potential proxy holders named in the accompanying proxy intend to use it to vote for the election of the nominees as indicated.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Directors

During the fiscal period ended December 31, 2000, no sum was paid to any of the directors of the Corporation in respect of directors' fees.

Change of Control

The Corporation has no plan or arrangement pursuant to which compensation was paid or may be paid to Executive Officers of the Corporation during the most recently completed financial periods or the current financial year in view of compensating such officers in the event of the termination of employment or in the event of a change in responsibilities following a change in control.

Executive Remuneration

The number of Named Executive Officers of the Corporation is one. The aggregate cash compensation paid to Mr. Charles Kutner, President and Chief Executive Officer, for services rendered during the year ended December 31, 2000 (including salaries, fees, commissions and bonuses) was US$75,000.

Executive Compensation

The following table sets forth the compensation paid to Charles Kutner, the President and Chief Executive Officer of the Corporation for the fiscal years ended December 31, 2000, 1999 and 1998.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long -Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending Dec. 31,	Salary ($)	Bonus for the Year ($)	Other Annual Compen-sation	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded (#)	LTIP [1] Payouts ($)	All Other Compen-sation ($)[2]
Charles M. Kutner [2]	2000	US70,000	Nil	Nil	Nil	Nil	Nil	US5,000
President and Chief	1999	100,000	Nil	Nil	200,000	Nil	Nil	8,700
Executive Officer	1998	92,250	Nil	Nil	Nil	Nil	Nil	16,829

(1) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

(2) Represents taxable benefits for personal use of employer's automobile by employee.

Stock Option Plan

On June 18, 1999, the shareholders of the Corporation approved the establishment of a stock option plan (the "Plan") relating to the common shares of the Corporation. Eligibility in the Plan is restricted to directors, officers, employees, consultants, service providers and distributors of the Corporation and its subsidiaries. The number of common shares subject to options granted under the Plan is limited to 3,500,000 common shares in the aggregate. The exercise price of any option granted under the plan may not be less than the fair market value (e.g. the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer, consultant, service provider or distributor of the Corporation or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

As at the date hereof, the following options to purchase common shares of the Corporation were outstanding:

Outstanding	Option Price ($) Per Share and Expiry Dates
170,000	0.95 to February 2, 2002
20,000	1.00 to January 13, 2002
20,000	0.95 to February 21, 2002
20,000	0.95 to February 22, 2002
25,000	1.00 to April 11, 2002
1,400,000	1.50 to May 30, 2002
1,000,000	2.00 to June 7, 2003

Stock Option Grants

No options to purchase common shares of the Corporation were granted during the financial year ended December 31, 2000 to the Corporation's President and Chief Executive Officer.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2000 by the Corporation's President and Chief Executive Officer and the financial year-end value of unexercised options held, on an aggregated basis. On December 31, 2000, the last trade date for the Corporation's common shares the closing price was $2.74.

The table below sets forth information related to options of the Named Executive Officer of the Corporation.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. Securities Acquired On Exercise	Aggregate Value Realized ($)	Unexercised Options At FY-End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At FY-End ($) Exercisable/Unexercisable
Charles Kutner	Nil	Nil	50,000/Nil*	89,500/Nil

Subsequent to the year-end these options expired unexercised.

Directors' and Officers' Liability Insurance

The Corporation maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Corporation or its subsidiaries in the aggregate amount of $2,000,000. The policy governing such insurance is subject to standard exclusions and limitations.

Compensation Committee

The Corporation does not have a compensation committee. The Board of Directors carries out the duties of such a committee. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

Pension Plan

The Corporation does not maintain a pension plan for its employees, officers or directors.

Indebtedness of Directors and Senior Officers

No director or senior officer or employee or any associate or affiliate of any such director or senior officer is indebted to the Corporation. No director or senior officer or employee or any associate or affiliate of any such director or senior officer has been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

Employment Agreements

Charles Kutner, President, Chief Executive Officer and Director pursuant to an Employment Agreement made as of January 26, 1999 receives an annual salary of $100,000, a bonus at the discretion of the Board of Directors as well reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which is terminable by the Corporation upon six months notice during the first year of the contract, upon nine months notice during the second year of the contract and upon one year's notice thereafter and is terminable by Mr. Kutner upon three months' prior written notice.

Price Range and Trading Volume of Alive Common Shares

The Common Shares were quoted for trading on the Canadian Dealing Network ("CDN") under the symbol "ALIV". CDN has been transferred to the Canadian Venture Exchange ("CDNX") and, effective October 23, 2000, the Corporation's Common Shares have been listed and posted for trading on Tier 3 of CDNX under the symbol "YAI". The following table sets forth the high and low trading prices and the volume of Alive Shares traded as reported to the CDN and by the CDNX for the periods indicated:

Period	High	Low	Volume
1999			
First Quarter (February 8 – March 31, 1999)	$1.20	$0.85	1,179,025
Second Quarter	$1.20	$0.95	277,000
Third Quarter	$1.20	$0.95	176,500
Fourth Quarter	$1.15	$0.90	141,000
2000			
First Quarter	$1.15	$0.75	191,500
Second Quarter	$2.70	$0.50	1,960,475
Third Quarter	$2.75	$2.25	226,705
Fourth Quarter	$3.05	$2.10	206,679
2001			
January	$2.55	$1.00	201,610
February	$1.13	$0.45	49,500
March	$0.39	$0.24	62,185
April	$0.30	$0.16	58,900
May	$0.20	$0.04	74,050
June 1 – 8	$0.07	$0.07	2,000

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON SHARES.

OPTIONS TO PURCHASE SECURITIES

There are no securities of Alive subject to issuance pursuant to rights, options, warrants, convertible securities, purchase plans and other agreements except as otherwise disclosed elsewhere in this Circular.

SOLICITATIONS

No person or firm has been retained by Alive to act as financial advisor in connection with the Divestiture and related transactions.

TRADING OF SECURITIES OF ALIVE

During the six-month period preceding the date of this circular, no securities of Alive have been traded by Alive or any director or officer of Alive or, to the knowledge of the directors and senior officers of Alive, after reasonable inquiry, by any associate or affiliate of Alive, by any associate or any director or officer of Alive, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Alive or by any person or company acting jointly or in concert with Alive.

COMMITMENTS TO ACQUIRE SECURITIES OF ALIVE

No securities of Alive are covered by any commitments made by Alive, or its directors or officers and, to the knowledge of the directors and senior officers of Alive, after reasonable inquiry, no securities of Alive are covered by any commitments made by any associate or affiliate of Alive, by any associate of any director or officer of Alive, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Alive or by any person or company acting jointly or in concert with Alive, to acquire any equity securities of the Corporation.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between Alive and any of the directors or officers of the Corporation and no payment or other benefits are proposed to be made or given by Alive by way of compensation for loss of office to such directors or officers remaining in or retiring from office if the Divestiture is successful.

There are no contracts, arrangements or understandings, formal or informal, between Alive with respect to the Divestiture or between Alive and any person or company with respect to any securities of Alive in relation to the Divestiture except for the Agreement.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION AND OTHER INFORMATION

Alive has no information which indicates any material change in the affairs of the Corporation since the date of the last published financial statements of the Corporation, being the audited financial statements for the fiscal period ended December 31, 2000 other than the following:

(i) On May 18, 2001, the Corporation signed an agreement for the sale of substantially all of the assets of the Corporation to ForMor Inc. (See: "Sale of Assets of the Corporation").

Alive has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the shareholders to vote for or against the Divestiture.

EXPENSES OF THE TRANSACTION

Alive estimates that if it completes the Divestiture, the total amount required to pay the related fees and expenses of Alive will be approximately $20,000.

DIVIDENDS AND DISTRIBUTIONS

Since its incorporation, no dividends or other distributions have been made to shareholders of the Corporation in respect of any common shares of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Alive are Beallor & Partners LLP, Chartered Accountants, Toronto, Ontario.

The Registrar and Transfer Agent is Equity Transfer Services Inc., at its office in Toronto.

LEGAL PROCEEDINGS

There are no material legal proceedings by or against Alive as of the date of this Circular, nor are any such proceedings known by Alive to be contemplated. There are no material legal proceedings by or against any subsidiaries of Alive as of the date of this Circular, nor are any such proceedings known by Alive to be contemplated.

RIGHTS OF DISSENT OF DISSENTING SHAREHOLDERS

Section 185(1) of the *Business Corporations Act* (Ontario) (the "Act") provides, in effect, that a shareholder may dissent if the Corporation resolves to sell, lease or exchange substantially all of its property under section 184(3) of the Act (the "Divestiture"). Accordingly, shareholders of the Corporation will have a right to dissent with respect to the special resolution to approve the Divestiture. A shareholder of the Corporation wishing to exercise such a right (a "Dissenting Right"), must send to the Corporation before the Meeting, a written objection (a "Notice of Dissent") to the Divestiture. In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the dissent procedures of Section 185 of the Act is entitled, when the action approved by the resolution from which he dissents becomes effective, to be paid by the Corporation the fair value of the shares of the Corporation held by him or in respect of which he dissented, determined as of the close of business on the day before the Divestiture is adopted by the Corporation.

A Dissenting Shareholder may only claim under Section 185 of the Act with respect to all of the shares held by him on behalf of one beneficial owner and registered in his name. The act of sending a Notice of Dissent does not deprive a Dissenting Shareholder of his right to vote on the Divestiture and a vote against the Divestiture does not constitute a Notice of Dissent, whether or not such vote is exercised by proxy.

Within 10 days after the shareholders approve the Divestiture, the Corporation is required to notify each Dissenting Shareholder of the Corporation in writing, who has filed a Notice of Dissent, that the Divestiture has been so adopted. A shareholder who voted in favour of the resolution notwithstanding that he may have filed a Notice of Dissent, or who has withdrawn his objection is not entitled to receive such notice from the Corporation. Within 20 days after he has received a notice that the resolution has been so adopted or if he does not receive such notice within 20 days after he learns that the Divestiture has been so adopted, the Dissenting Shareholder must send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number of shares in respect of which he dissents, and a demand for payment of the fair value of his shares of the Corporation then held by him. Within 30 days after he has filed the Demand for Payment, the Dissenting Shareholder is required to send the certificates representing the shares registered in his name in

respect of which he dissents to the Corporation. A Dissenting Shareholder who fails to make a Demand for Payment or who fails to send his share certificate(s) to the Corporation does not have the right to make a claim pursuant to Section 185 of the Act. The Corporation or its transfer agent will endorse on any share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending the Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares of the Corporation held by him, unless the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay") or the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws his or her demand for payment, in which case his rights as a shareholder will be reinstated as of the date the Demand for Payment was sent.

Not later than seven days after the later of the day on which the Divestiture is adopted as aforesaid or the day the Corporation receives a Demand for Payment, the Corporation is required to send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in an amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement showing how the fair value was determined or, if applicable, a notification that the Corporation is unable lawfully to pay the Dissenting Shareholder for his shares. Every Offer to Pay for shares held by Dissenting Shareholders must be on the same terms. Any Offer to Pay which is accepted by a Dissenting Shareholder is to be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days of the making of the Offer to Pay.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Divestiture is adopted or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a court as aforesaid, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or such further period as the Court may allow. Any such application is to be made to the Ontario Superior Court of Justice (the "Court"), being the Court which has jurisdiction under the Act. A Dissenting Shareholder is not required to give security for costs in any application to a Court, and all Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties and be bound by the decision of the Court. Before making any application to the Court or within seven days of receiving notice of an application to the Court or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, the Corporation shall notify each affected Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, of the date, place and consequences of the application and the right of a Dissenting Shareholder to appear and be heard in person or by counsel.

The Court is required to fix a fair value for the shares of all dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Divestiture is adopted until the date of payment of the amount ordered by the Court. The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder who is joined as a party to the application and whose shares have not been purchased by the Corporation. Where the Corporation is unable to lawfully pay Dissenting Shareholders for their shares pursuant to the Court order, the Corporation must notify the Dissenting Shareholders within 10 days after the pronouncement of the Court order. A Dissenting Shareholder then may, within 30 days after receiving such notice, either withdraw the Notice of Dissent and be reinstated as a shareholder with full rights or retain a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully able to do so.

A Dissenting Shareholder who fails to send a Notice of Dissent to the Corporation prior to the Meeting called to consider the Divestiture does not have the right to make a claim pursuant to Section 185 of the Act. The costs of any application to a Court by the Corporation or a Dissenting Shareholder are in the discretion of the Court.

The above is only a summary of the provisions of Section 185 of the Act, which provisions are technical and complex. Any shareholder of the Corporation who wishes to exercise his right to dissent and who fails to comply strictly with the provisions of the Act may prejudice his right of dissent. The complete text of Section 185 of the Act is attached as Schedule "D" to this circular.

APPOINTMENT OF AUDITORS

Shareholders of the Corporation will also be asked at the Meeting to re-appoint Beallor & Partners LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation at a remuneration to be fixed by the Board of Directors of the Corporation.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF BEALLOR & PARTNERS LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATOIN, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal year ended December 31, 2000 and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Corporation's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

MISCELLANEOUS

The management of the Corporation knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING FOR ACTION, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

Non-registered shareholders that wish to be placed on the Corporation's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to Equity Transfer Services Inc.

* * * * *

APPROVAL AND CERTIFICATE

The contents of this Circular have been approved and the sending, communication or delivery thereof to the shareholders, directors and auditors has been authorized by the board of directors of Alive.

The foregoing, together with the documents incorporated herein by reference, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario the 8th day of June, 2001.

(Signed) CHARLES M. KUTNER
President

On behalf of the Board of Directors

(Signed) ROBERT KUTNER
Director

(Signed) JOEL FLATT
Director

THIS IS SCHEDULE "A" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ALIVE INTERNATIONAL INC. TO BE HELD ON JULY 9, 2001 AND ANY ADJOURNMENT THEREOF

Alive International Inc.
Consolidated Financial Statements For the Quarter Ended March 31, 2001
(UNAUDITED)

BALANCE SHEET	March 31, 2001	March 31, 2000
	$	$
ASSETS		
CURRENT		
Cash and Short-Term Investments	27,893	250,317
Inventory	231,042	178,604
Prepaid Expenses and Sundry Receivable	32,538	31,067
Net Assets from Discontinued Operations	--	37,037
TOTAL CURRENT ASSETS	291,473	497,025
CAPITAL ASSETS	157,975	69,967
GOODWILL	1	27,791
OTHER ASSETS	--	3,557
TOTAL ASSETS	449,449	598,340
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	245,572	172,817
Commissions Payable	--	83,546
Net Liabilities from Discontinued Operations	29,880	--
TOTAL CURRENT LIABILITIES	275,452	256,363
ADVANCES FROM DIRECTORS	--	8,301
TOTAL LIABILITIES	275,452	264,664
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,152,412	999,012
DEFICIT	(1,978,415)	(665,336)
TOTAL SHAREHOLDERS' EQUITY	173,997	333,676
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	449,449	598,340

See accompanying note.

Alive International Inc.
Consolidated Statement of Income and Deficit
For the Quarter Ended March 31, 2001
(UNAUDITED)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
	$	$
SALES	499,214	652,683
COST OF SALES	81,115	100,672
GROSS PROFIT	418,099	552,011
EXPENSES		
Administrative	265,004	253,249
Selling	210,568	246,221
Financial	15,930	18,747
Amortization of Capital Assets	16,247	5,612
Amortization of Goodwill	--	2,526
	507,749	526,355
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(89,650)	25,656
DEFICIT – Beginning of Period	(1,888,765)	(690,992)
DEFICIT – End of Period	(1,978,415)	(665,336)
BASIC INCOME (LOSS) PER SHARE	(0.01)	0.00

See accompanying note.

Alive International Inc.
Consolidated Statement of Cash Flow
For the Quarter Ended March 31, 2001
(UNAUDITED)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
	$	$
OPERATIONS		
Net Income (Loss) from Continuing Operations	(89,650)	25,656
Items not Involving Funds:		
Amortization of Capital Assets	16,247	5,612
Amortization of Goodwill	--	2,526
	(73,403)	33,794
Decrease (Increase) in Inventory	31,727	(70,597)
Decrease (increase) in Prepaid Expenses and Sundry Receivable	19,321	(205)
Increase (Decrease) in Accounts Payable and Accrued Liabilities	(58,040)	55,798
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	80,395)	18,790
FINANCING ACTIVITIES		
Issuance of Common Shares	17,250	--
INVESTING ACTIVITIES		
Purchase of Capital Assets – Net	(9,866)	(17,436)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	(73,011)	1,354
CASH DERIVED FROM DISCONTINUED OPERATIONS	--	100,704
INCREASE (DECREASE) IN CASH POSITION	(73,011)	102,058
CASH – Beginning of Period	100,904	148,259
CASH – End of Period	27,893	250,317

See accompanying note.

Alive International Inc.
Notes to Consolidated Financial Statements
For the Quarter Ended March 31, 2001

The accounting policies used in the preparation of these financial statements are described in the notes to the consolidated financial statements for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform with the financial statement presentation adopted in 2001.

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

INDEX

Auditors' Report

To the Shareholders of
Alive International Inc.

We have audited the consolidated balance sheets of Alive International Inc. as at December 31, 2000 and 1999 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"BEALLOR & PARTNERS LLP"

Chartered Accountants

Toronto, Canada
April 12, 2001
Except as to Note 12 which
is as of May 18, 2001

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2000 AND 1999

	2000 $	1999 $
ASSETS		
CURRENT		
Cash And Short Term Deposits	**100,904**	148,259
Inventory	**262,769**	108,007
Prepaid Expenses and Sundry Receivables	**51,859**	30,862
Net Assets from Discontinued Operations (Note 2)	-	137,741
TOTAL CURRENT ASSETS	**415,532**	424,869
CAPITAL ASSETS (Note 3)	**164,356**	58,143
GOODWILL (Note 4)	**1**	30,317
OTHER ASSETS	-	3,557
TOTAL ASSETS	**579,889**	516,886
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	**303,612**	180,022
Net Liabilities from Discontinued Operations (Note 2)	**29,880**	-
Deferred Revenue	-	28,844
TOTAL LIABILITIES	**333,492**	208,866
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 5)	**2,135,162**	999,012
DEFICIT	**(1,888,765)**	(690,992)
	246,397	308,020
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**579,889**	516,886

Approved by the Board: Director "Joel Flatt" Director "Charles Kutner"

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000 $	1999 $
SALES	**2,337,818**	1,844,777
COST OF SALES	**406,865**	378,052
GROSS PROFIT	**1,930,953**	1,466,725
EXPENSES		
Administrative	**1,183,493**	860,223
Selling	**928,413**	760,405
Financial	**81,756**	55,326
Amortization of Capital Assets	**43,160**	24,344
Amortization of Goodwill	**891,904**	10,105
	3,128,726	1,710,403
NET LOSS FROM CONTINUING OPERATIONS	**(1,197,773)**	(243,678)
LOSS FROM DISCONTINUED OPERATIONS	-	(365,992)
MINORITY INTEREST SHARE OF LOSS	-	(10)
NET LOSS FROM DISCONTINUED OPERATIONS	-	(365,982)
NET LOSS	**(1,197,773)**	(609,660)
DEFICIT - Beginning of Year	**(690,992)**	(81,332)
DEFICIT - End of Year	**(1,888,765)**	(690,992)
BASIC LOSS PER SHARE		
LOSS FROM CONTINUING OPERATIONS	**(0.16)**	(0.03)
NET LOSS	**(0.16)**	(0.08)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000 $	1999 $
OPERATIONS		
Net Loss from Continuing Operations	**(1,197,773)**	(243,678)
Items not Involving Cash:		
Amortization of Capital Assets	**43,160**	24,344
Amortization of Goodwill	**891,904**	10,105
Loss on Disposal of Capital Assets	**-**	3,288
	(262,709)	(205,941)
Decrease (Increase) in Inventory	**(154,762)**	29,722
Decrease (Increase) in Prepaid Expenses and Sundry Receivables	**(20,997)**	49,009
Increase (Decrease) in Accounts Payable and Accrued Liabilities	**123,590**	(8,298)
Increase (Decrease) in Deferred Revenue	**(28,844)**	28,844
CASH EXPENDED ON CONTINUING OPERATIONS	**(343,722)**	(106,664)
FINANCING ACTIVITIES		
Repayment of Advances from Directors	**-**	(2,966)
Issuance of Common Shares	**146,150**	787,742
Repurchase of Common Shares	**-**	(12,825)
Issuance of Special Warrants	**990,000**	-
CASH DERIVED FROM FINANCING ACTIVITIES	**1,136,150**	771,951
INVESTING ACTIVITIES		
Purchase of Capital Assets - Net	**(149,373)**	(63,275)
Acquisition of Goodwill	**(861,588)**	-
Decrease in Other Assets	**3,557**	5,224
CASH EXPENDED ON INVESTING ACTIVITIES	**(1,007,404)**	(58,051)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	**(214,976)**	607,236
CASH DERIVED FROM (EXPENDED ON) DISCONTINUED OPERATIONS	**167,621**	(503,723)
INCREASE (DECREASE) IN CASH POSITION	**(47,355)**	103,513
CASH - Beginning of Year	**148,259**	44,746
CASH - End of Year	**100,904**	148,259

CASH IS COMPRISED OF CASH AND SHORT-TERM DEPOSITS.

See accompanying notes.

ALIVE INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany transactions have been eliminated.

b) New Accounting Standard

On January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3465, Income Taxes, which replaces the deferral method with the liability method of tax allocation. The Company applied the new recommendations retroactively without restating prior years.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis. Net realizable value is the selling price of the product less provision for normal selling costs.

d) Amortization

Capital assets are stated at historical cost. Amortization is charged to earnings over the estimated useful life of the asset on the following basis:

Furniture, Fixtures and Equipment	-	Straight-line over five years
Computer Equipment	-	Straight-line over four years
Computer Software	-	Straight-line over three years
Leasehold Improvements	-	Straight-line over the terms of the respective leases

e) Goodwill

Goodwill comprises the unamortized balance of the excess of the cost over the fair value of the identifiable net assets of Alive International Holdings Inc. and Ideal Solutions International at their respective dates of acquisition. These balances are amortized on a straight line basis over periods of 5 years and 20 years respectively. The Company assesses impairment of goodwill by determining whether the unamortized balance can be recovered through undisputed future operating cash flows of the acquired operations over their remaining lives.

f) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average exchange rates during the year. Translation gains or losses are reflected in the income statements.

g) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership of the goods sold have been transferred to the advisor. The culmination of the earnings process occurs when goods are shipped to the advisor.

h) Commission Expenses

Commissions paid to advisors are calculated based on the value of product sales of the advisor's business income centres and are expensed in the accounts of the company when the goods are shipped to the advisor.

i) Income Taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

j) Comparative Figures

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for 2000.

2. DISCONTINUED OPERATIONS

On February 15, 1999, the Company acquired a 90% interest in Optima Pharmaceuticals Inc. ("Optima"). Optima manufactured products for sale to the Company. In December 1999, the Company wound down the operations of Optima and commenced the orderly realization of its net assets. During the current year, Optima had no activities other than the realization of net assets. In December 2000, the Company purchased the remaining 10% interest in Optima for $10.

The net assets (liabilities) remaining at year end of this subsidiary are as follows:

	2000 $	1999 $
Cash	-	41,087
Accounts Receivable	-	37,632
Inventory	-	20,208
Refundable Deposits	-	2,090
Capital Assets	-	117,940
Accounts Payable and Accrued Liabilities	(29,880)	(81,216)
Net Assets (Liabilities) from Discontinued Operations	(29,880)	137,741

2. DISCONTINUED OPERATIONS (Continued)

RESULTS OF DISCONTINUED OPERATIONS FOR THE YEAR

	2000	1999
	$	$
Sales	-	371,454
Net Loss from Discontinued Operations	-	(365,982)

CASH FLOWS FROM DISCONTINUED OPERATIONS

	2000	1999
	$	$
OPERATIONS		
Net Loss From Discontinued Operations	-	(365,982)
Items not Involving Cash:		
Amortization of Capital Assets	-	27,995
Provision for Loss on Disposal of Capital Assets	-	134,015
	-	(203,972)
Decrease (Increase) in Working Capital Balances	49,681	(19,801)
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	49,681	(223,773)
INVESTING ACTIVITIES		
Sale (Purchase) of Capital Assets	117,940	(279,950)
CASH DERIVED FROM (EXPENDED ON) DISCONTINUED OPERATIONS	167,621	(223,773)

3. CAPITAL ASSETS

	2000			1999
	Cost	Accumulated Amortization	Net	Net
	$	$	$	$
Furniture, Fixtures and Equipment	57,287	22,697	34,590	21,629
Computer Equipment	57,507	23,542	33,965	13,111
Computer Software	127,824	33,768	94,056	20,616
Leasehold Improvements	3,614	1,869	1,745	2,787
	246,232	81,876	164,356	58,143

4. GOODWILL

	Alive International Inc.	Ideal Solutions International	2000 Total	1999 Total
	$	$	$	$
Cost	50,527	861,588	912,115	50,527
Accumulated Amortization	50,527	861,587	912,114	20,210
Net	-	1	1	30,317

On July 25, 2000, the Company acquired specific assets of Ideal Solutions International. The assets included inventory, property and equipment, contracts, intangible and intellectual property. In connection with the acquisition, the Company issued 500,000 Special Warrants valued by the directors at $2 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company. As at December 31, 2000, no Special Warrants had been exercised.

Details of the calculation of goodwill are as follows:

Total Consideration		
Warrants	$1,000,000	
Professional Fees	10,235	$1,010,235
Identifiable Assets Acquired		
Inventory	81,747	
Capital Assets	66,900	148,647
Goodwill		$ 861,588

Pursuant to the accounting policy described in Note 1(e), the Company determined that all goodwill at December 31, 2000 should be written down to $1.

5. CAPITAL STOCK

a) Capital Stock

Capital stock is comprised of:

	Number of Shares	2000	1999
		$	$
Common Shares	7,536,610	1,145,162	999,012
Special Warrants	500,000	990,000	-
		2,135,162	999,012

The Company is authorized to issue an unlimited number of the following classes of shares:

Preference shares, 9%, non-cumulative, participating, redeemable
Common shares

b) Common Shares

	Note	Number of Shares	$
Balance - December 31, 1998		5,949,400	100,100
Issued at Initial Public Offering	5 c)	1,052,910	753,787
Shares Repurchased by the Company	5 d)	(15,000)	(12,825)
Exercise of Special Warrants	5 e)	386,100	157,950
Balance - December 31, 1999		7,373,410	999,012
Exercise of Broker Compensation Warrants	5 f)	35,100	17,550
Exercise of Warrants	5 g)	63,500	95,250
Exercise of Options	5 h)	2,100	2,100
Exercise of Options Pursuant to the Investor Relations Agreement	5 h)	62,500	31,250
Balance - December 31, 2000		7,536,610	1,145,162

c) Initial Public Offering

On January 26, 1999 the Company completed an initial public offering through which 1,052,910 common shares and 526,455 common share purchase warrants were issued for proceeds (net of issue of costs) of $787,742. The proceeds were reduced by $33,955 of deferred finance costs incurred in 1998. In addition to the underwriting fees on the initial public offering, 105,291 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.95 at any time prior to January 26, 2001. At January 26, 2001, all 105,291 designated broker compensation warrants expired unexercised.

d) Shares Repurchased by the Company

In December 1999, 15,000 common shares were reacquired for cancellation by the Company. These shares were cancelled subsequent to December 31, 1999.

e) Special Warrants

On August 31, 1998 Alive International Inc. completed a private placement of 351,000 special warrants at a price of $0.50 per warrant for gross proceeds of $175,500. The special warrants have been reflected in the financial statements net of related underwriting costs of $17,550. These special warrants were exercised upon the initial public offering into 386,100 common shares.

f) Broker Compensation Warrants

In addition to the underwriting fees on the special warrants, 35,100 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.50 at any time prior to August 31, 2000. All Broker Compensation Warrants were exercised during the year.

g) Warrants

As mentioned above, 526,455 common share purchase warrants were issued at the time of the initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During the current year, 63,500 warrants were exercised for proceeds of $95,250. Subsequent to the year end, an additional 11,500 warrants

were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common shares purchase warrants expired unexercised.

h) Stock Options

On January 26, 1999 the Company established a stock option plan for its Board of Directors and the officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons may, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price which will be fixed by the Board of Directors and will not be less than the market price of the common shares on the day immediately preceding the day on which the option is granted. Options are non-transferable except in connection with the death of the optionee and have a maximum term of ten years from the date of the grant.

During the current year, 2,100 options were exercised for total proceeds of $2,100.

On April 24, 2000, the Company entered into an agreement with a marketing and investor relations firm to provide specified services to the Company. The agreement was for a term of two years expiring April 23, 2002. As part of the compensation under the agreement, the Company granted this firm 500,000 options exercisable at a price of $.50 per share.

During the year, 62,500 options had been exercised for total proceeds to the Company of $31,250.

Subsequent to December 31, 2000, the Company terminated this agreement without any additional costs. As a result, the unexercised options expired.

Outstanding options at December 31, 2000 are as follows:

Outstanding	Option Price Per Share and Expiry Dates
	$
400	1.00 to February 10, 2001
170,000	0.95 to February 2, 2002
20,000	1.00 to January 13, 2002
20,000	0.95 to February 21, 2002
20,000	0.95 to February 22, 2002
25,000	1.00 to April 11, 2002
437,500	0.50 to April 23, 2002
1,400,000	1.50 to May 30, 2002
1,000,000	2.00 to June 31, 2003

Subsequent to the year end, the 437,500 options expiring on April 23, 2002 were cancelled by the Company.

i) Escrowed Shares

As at December 31, 1999, 3,840,687 common shares where held in escrow. On October 22, 2000, 853,486 of these shares were released from escrow. The balance of shares held in escrow at December 31, 2000 is 2,987,201. These shares will be released as follows:

Date of Release	Number of Common Shares
October 22, 2001	853,486
October 22, 2002	853,485
October 22, 2003	1,280,230

6. INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for timing differences, is as follows:

	2000 **$**	1999 $
Net Loss	**(1,197,773)**	(609,660)
Goodwill Amortization not Deductible for Tax Purposes	**891,904**	10,105
Write-off of Capital Stock Issue Costs for Tax Purposes	**(21,000)**	(21,000)
Write-down of Assets of Discontinued Operations not Deductible for Tax Purposes	**-**	163,000
Net Loss for Tax Purposes	**(326,869)**	(457,555)
Provision for Income Taxes	**-**	-

Future income tax assets would consist of the following temporary timing differences:

	2000 **$**	1999 $
Write-down of Assets of Discontinued Operations	**65,000**	65,000
Write-down of Goodwill	**340,000**	-
Non-Capital Loss Carry-Forwards	**325,000**	195,000
	730,000	260,000

As a result of the possible sale of assets described in Note 12, the Company has not demonstrated that it is more likely than not to realize the benefits of these future income tax assets and accordingly, they have not been reflected as assets in these financial statements.

At December 31, 2000, the Company has approximately $815,000 in non-capital losses available to offset future taxable income. These losses expire $215,000 up to 2007 and $600,000 up to 2015.

7. BASIC LOSS PER SHARE

Loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year (7,428,955 shares in 2000 and 7,284,550 shares in 1999).

Fully diluted loss per share is not disclosed as the effect of exercise of the outstanding options would be anti-dilutive.

8. RELATED PARTY TRANSACTIONS

A director of the Company also acts as the Company's legal council. The Company has incurred fees totalling $25,000 during the current year (1999 - $42,800).

9. FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Investments are carried at cost. In the opinion of management, it is not practicable within the constraints of timeliness, cost or the availability of a consistent resale market to determine the fair value of these financial assets with sufficient reliability. Management does however, believe that the fair value of the investments approximate book value.

10. SEGMENTED INFORMATION

	2000 $	1999 $
a) Sales by Geographic Area		
Canada	**979,446**	1,045,914
United States of America	**1,358,372**	798,863
	2,337,818	1,844,777
b) Net Loss from Continuing Operations by Geographic Area		
Canada	**(33,426)**	(32,263)
United States of America	**(1,164,347)**	(211,415)
	(1,197,773)	(243,678)
c) Assets by Geographic Area		
Canada	**185,003**	334,055
United States of America	**394,886**	182,831
	579,889	516,886

11. COMMITMENTS

Under long-term leases for its premises, the Company is committed to minimum aggregate annual rentals (exclusive of rent payable on a percentage of sales and other occupancy charges) as follows:

2001	$ 58,265
2002	16,707
2003	8,525
	$ 83,497

12. SUBSEQUENT EVENT

Subsequent to the year end, the Company received an offer to purchase substantially all of the Company's assets. The anticipated closing would take place on July 9, 2001 and the purchase price payable by the buyer for the assets would be the aggregate of the following amounts:

Inventory	- All Canadian and United States inventory at cost. The Ideal Solutions International inventory purchased during the year (described in Note 4) will be valued at the greater of the purchase price or the cost originally incurred by the vendor of that inventory.
Capital Assets	- All Canadian capital assets (net book value of $3,200) for $1 (U.S.). - All United States capital assets, as selected by the buyer, at fair market value.
Contracts	- All Canadian and United States contracts for $1 (U.S.).
Prepaid Expenses	- All Canadian prepaid expenses for $1,667 (U.S.).

In addition, the buyer will be responsible for the payment of the commissions due to distributors for the month of May 2001 and will assume responsibility for the lease for the Canadian head office premises.

The purchase price will be payable as follows:

- $10,000 (U.S.) - immediately
- $90,000 (U.S.) - on shipment of inventories
- Balance in three equal monthly instalments on July 9, 2001, August 9, 2001 and September 9, 2001.

The Directors of the Company are recommending the acceptance of this offer.

The acceptance is subject to shareholder and regulatory approvals.

THIS IS SCHEDULE "B" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ALIVE INTERNATIONAL INC. TO BE HELD ON JULY 9, 2001 AND ANY ADJOURNMENT THEREOF

ALIVE INTERNATIONAL INC.
PRO-FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2001

Notice to Reader

This pro-forma consolidated balance sheet of Alive International Inc. as at March 31, 2001 was prepared to give effect to the sale of substantially all of the Company's assets and is based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that this pro-forma consolidated balance sheet may not be appropriate for their purposes.

Toronto, Canada
June 6, 2001

"BEALLOR & PARTNERS LLP"
Chartered Accountants

ALIVE INTERNATIONAL INC.

PRO-FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED - SEE NOTICE TO READER)

MARCH 31, 2001

	2001 $
ASSETS	
Cash and Short-Term Investments	43,237
Note Receivable	260,340
TOTAL ASSETS	303,577
LIABILITIES	
Accounts Payable and Accrued Liabilities	189,568
Net Liabilities from Discontinued Operations	29,880
TOTAL LIABILITIES	219,448
SHAREHOLDERS' EQUITY	
CAPITAL STOCK	2,152,412
DEFICIT	(2,068,283)
	84,129
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	303,577

Note to pro-forma consolidated balance sheet.

ALIVE INTERNATIONAL INC.

PRO-FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED - SEE NOTICE TO READER)

MARCH 31, 2001

This pro-forma balance sheet reflects the disposition of substantially all of the Company's assets pursuant to the terms of an agreement dated May 18, 2001 as if the date of closing was on March 31, 2001. The actual date of closing is expected to be May 31, 2001 (subject to shareholder and regulatory approval).

This pro-forma balance sheet does not reflect the operating losses incurred by the Company from April 1, 2001 to the actual date of closing.

THIS IS SCHEDULE "C" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ALIVE INTERNATIONAL INC. TO BE HELD ON JULY 9, 2001 AND ANY ADJOURNMENT THEREOF

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

ALIVE INTERNATIONAL INC.

<u>TRANSFER OF CERTAIN ASSETS TO FORMOR INC.</u>

BE IT RESOLVED as a special resolution of Alive International Inc. (the "Corporation") that:

1. The sale of substantially all the assets of the Corporation pursuant to the terms of an agreement dated May 18, 2001 between the Corporation and ForMor Inc., (the "Agreement") be and is hereby approved;

2. The directors and proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments necessary to carry out and give effect to the foregoing; and

3. The directors of the Corporation may, notwithstanding the approval by the shareholders of this special resolution, terminate the Agreement without further approval of the shareholders.

THIS IS SCHEDULE "D" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ALIVE INTERNATIONAL INC. TO BE HELD ON JULY 9, 2001 AND ANY ADJOURNMENT THEREOF

TEXT OF SECTION 185 OF BUSINESS CORPORATIONS ACT (ONTARIO)

(1) **Rights of dissenting shareholders** – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its, property under subsection 184(3)

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) **Idem** – If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

(3) **Exception** – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July 1986.

(4) **Shareholder's right to be paid fair value** – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) **No partial dissent** – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) **Objection** – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) **Idem** – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) **Notice of adoption of resolution** – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) **Idem** – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) **Demand for payment of fair value** – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) **Certificates to be sent in** – Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) **Idem** – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) **Endorsement on certificate** – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) **Rights of dissenting shareholder** – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5), or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) **Offer to pay** – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) **Idem** – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) **Idem** – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) **Application to court to fix fair value** – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) **Idem** – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within such further period as the court may allow.

(20) **Idem** – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) **Costs** – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) **Notice to shareholders** – Before making an application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clause (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) **Parties joined** – All dissenting shareholders who satisfy the conditions set out in clauses 22(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) **Idem** – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) **Appraisers** – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) **Final order** – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) **Interest** – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) **Where corporation unable to pay** – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(29) **Idem** – Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) **Idem** – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) **Court order** – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) **Director may appear** – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71(324).

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2001	December 31, 2000
	$	$
ASSETS		
CURRENT		
Cash and Short-Term Investments	27,893	100,904
Inventory	231,042	262,769
Prepaid Expenses and Sundry Receivable	32,538	51,859
TOTAL CURRENT ASSETS	291,473	415,532
CAPITAL ASSETS	157,975	164,356
GOODWILL	1	1
TOTAL ASSETS	449,449	579,889
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	245,572	303,612
Net Liabilities from Discontinued Operations	29,880	29,880
TOTAL LIABILITIES	275,452	333,492
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,152,412	2,135,162
DEFICIT	(1,978,415)	(1,888,765)
	173,997	246,397
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	449,449	579,889

See accompanying note.

82-5056

ALIVE INTERNATIONAL INC.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Alive International Inc. hereby appoints Charles Kutner, President and Chief Executive Officer, whom failing, Joel Flatt, Director, whom failing, ________________________ as nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held July 9, 2001 and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse side of this proxy.

This proxy will be voted and where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

DATED this _______ day of __________________, 2001.

____

Signature of Shareholder

____

Name of Shareholder (print)

____

Number of Shares

(See Over)

NOTE:

(a) A person appointed as nominee to represent a shareholder need not be a shareholder.

(b) Where this proxy is signed by a corporation, its corporate seal must be affixed.

FOR ☐ or WITHHOLD VOTE ☐ the election of directors nominated by management as set forth in the Management Information Circular.

FOR ☐ or WITHHOLD VOTE ☐ authorizing the appointment of Beallor & Partners LLP, Chartered Accountants, as auditors for the Corporation and authorizing the directors of the Corporation to fix their remuneration.

FOR ☐ or AGAINST ☐ the special resolution to sell substantially all of the assets of the Corporation as described in the Management Information Circular.

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 85(1) *SECURITIES ACT* (BRITISH COLUMBIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)

Item 1 – Reporting Issuer

ALIVE INTERNATIONAL INC.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

August 27, 2002 – Appointment of New President

Item 3 – News Release

A press release pertaining to the appointment of a new president was issued on August 27, 2002.

Item 4 – Summary of Material Change

See copy of press release attached.

Item 5 – Full Description of Material Change

On August 23, 2002, Alive International Inc. announced that John Cerenzia was appointed as President of the company replacing Charles Kutner who resigned due to personal reasons. Mr. Cerenzia was also appointed to the board of directors.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 85(1) of the *Securities* Act (British Columbia) and Section 75(3) of the *Securities Act* (Ontario)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

John Cerenzia
President
Business Telephone Number: (416) 527-8666

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 4th day of September, 2002.

Signed: "Rocco Serpe"

Rocco Serpe
Secretary,
ALIVE INTERNATIONAL INC.

Press Release

ALIVE INTERNATIONAL INC. August 27, 2002
Toronto, Ontario
Issued and Outstanding – 7,536,610 common shares **SEC 12g3-2(b) Exemption #82-5056**

Alive International Inc. Announces Appointment of New President

Alive International Inc. ("Alive") (YAI – TSX Venture) announced today the appointment of John Cerenzia as a Director of Alive upon the resignation of Charles Kutner, due to personal reasons. Mr. Cerenzia was also appointed the President of the company effective immediately. Mr. Cerenzia was a Senior Systems Analyst with the Ontario Provincial Government. Mr. Cerenzia has experience with small capitalization companies and junior resource issuers. Mr. Cerenzia is also a director of Helix Ventures Inc., an oil and gas development and exploration company with properties in Alberta and Saskatchewan.

For further information, contact:

Contact: John Cerenzia, President
Phone: (416) 527-8666

-30-

The TSX Venture Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this release.